Exhibit 1
17 February 2021 – PRELIMINARY RESULTS
BRITISH AMERICAN TOBACCO p.l.c. YEAR ENDED 31 DECEMBER 2020 ‘ACCELERATING TRANSFORMATION’
GROWTH IN NEW CATEGORIES AND GROUP EARNINGS DESPITE COVID-19

PERFORMANCE HIGHLIGHTS	REPORTED		ADJUSTED
	Current	Vs 2019	Current	Vs 2019
	rates		Rates	(constant)

Cigarette and THP volume share		+30 bps
Cigarette and THP value share		+20 bps
Non-Combustibles consumers[1]	13.5m	+3.0m

Revenue (£m)	£25,776m	-0.4%	£25,776m	+3.3%
Profit from operations (£m)	£9,962m	+10.5%	£11,365m	+4.8%
Operating margin (%)	+38.6%	+380 bps	+44.1%	+100 bps[2]
Diluted EPS (pence)	278.9p	+12.0%	331.7p	+5.5%
Net cash generated from operating activities (£m)	£9,786m	+8.8%
Free cash flow after dividends (£m)			£2,550m	+32.7%
Cash conversion (%)[2]	98.2%	-160 bps	103.0%	+650 bps
Borrowings[3] (£m)	£43,968m	-3.1%
Adjusted Net Debt (£m)			£39,451m	-5.3%
Dividend per share (pence)	215.6p	+2.5%
The use of non-GAAP measures, including adjusting items and constant currencies, are further discussed on pages 48 to 53, with reconciliations from the most comparable IFRS measure provided. Note – 1. Internal estimate. 2. Movement in adjusted operating margin and operating cash conversion are provided at current rates.3.Borrowings includes lease liabilities.
Delivering today		Building A Better TomorrowTM
●	Revenue, profit from operations and earnings growth* absorbing estimated 2.5% COVID-19 revenue headwind	●	13.5m consumers of our non-combustible products[1], adding 3m in 2020. On track to 50m by 2030
●	Combustible revenue up 2.8%* with volume down 4.5% offset by strong price/mix of 7.3%	●	New Categories revenue up 15%*, accelerating through the second half
●	Cigarette value share up 20 bps driven by the Strategic portfolio up 40 bps	●	Incremental £426m New Categories investment in 202
●	£660m annualised cost savings, driven by Quantum	●	Volume (of consumables) up 52% in Vapour
●	Adjusted profit from operations up 4.8%*	●	Volume (of consumables) up 19% in THP (or 29% excluding glo Sens withdrawal)
●	Adjusted operating margin up 100 bps	●	Volume up 62% in Modern Oral
●	Adjusted diluted EPS up 5.5%*	●	Acquisition of Dryft assets in the US expanding our US portfolio from 4 to 28 product variants
●	Operating cashflow conversion of 103%, >90% target.	●	Ahead of schedule to deliver £1bn annualised savings by 2022 to fund investment in New Categories and in developing new operational capabilities
●	£2.6bn FCF generation driving deleverage to 3.3x adjusted net debt / adjusted EBITDA
●	Full Year dividend 215.6p up 2.5%
●	65% dividend pay-out ratio
* at constant rates of exchange

Jack Bowles, Chief Executive: “As the largest, and only truly global company in our industry, we take seriously our role to transform ourselves and demonstrate thought leadership. We have a clear purpose to reduce the harm footprint of our business. We are uniquely positioned to encourage the switch to reduced risk products**.

We operate worldwide, including the US, which represents 40% of the global industry’s value. Our well-embedded consumer-centric, multi-category strategy is activated on a global scale, leveraging our insights on consumer satisfaction, innovation needs and taste preference. We are building the brands of the future – strong, global brands, specifically positioned in each target consumer segment.

Last year we increased the number of consumers of our non-combustible products by 3m to 13.5m, doubling the rate of consumer adoption in the second half of 2020. We have excellent momentum in New Categories, with accelerating volume and value share gains.
Our investment behind New Categories has increased by a further £426m compared to 2019, enabled by a 5th consecutive year of value share growth in combustibles. Enabled by Project Quantum, we continued to simplify the company and drive efficiencies, delivering £660m of cost savings (being well on track to deliver our ambitious £1bn of savings by 2022), further supporting new capabilities investment.

Our ESG targets are transformational and support our A Better Tomorrow ambition. We will track and share our progress. We are committed to reducing the health impact of our business, whilst delivering sustainable results that create long-term multi-stakeholder value”

2021 outlook:
●	Global tobacco industry volume expected to be down around 3%. US market dependent on COVID-19 uncertainties.
●	Constant currency revenue growth of 3%-5%, and continued progress towards our New Categories revenue target of £5bn in 2025.
●	Mid-single figure constant currency adjusted EPS growth reflecting continued COVID-19 impacts. Expected FX headwind of around 7% on full year adjusted EPS growth.
●	Operating cashflow conversion in excess of 90%, Adj Net debt/Adj EBITDA around 3.0x.
Post COVID-19, confident in our guidance of 3-5% revenue and high single-figure adjusted diluted EPS growth at constant currency.
** Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.

CHIEF EXECUTIVE’S STATEMENT

BUILDING A BETTER TOMORROWTM - OUR TRANSFORMATION JOURNEY
We are transforming our business to build A Better Tomorrow for our shareholders and other stakeholders. The greatest contribution we can make to society is to reduce the health impact of our global business.  Above all, this means accelerating the growth of our New Categories business as fast as possible.

Our transformation journey continues to be led by our three strategic priorities:

●	Accelerating growth in New Categories, fuelled by
●	Value growth in combustibles and
●	Benefitting from a faster, simpler, more agile business.

We delivered against all of these priorities in 2020 despite the unprecedented challenges posed by the COVID-19 pandemic. I am deeply appreciative of the determination and resilience of our people who have helped ensure our business is strongly positioned for continued growth.

Last year, we announced several ambitious targets and are making steady progress towards achieving them.  We aim to further accelerate the growth of revenue from our New Categories, reaching £5 billion by 2025.  We are proud that we now have 13.5 million consumers of non-combustible products, a growth of 3 million - doubling the rate of consumer adoption in the second half of 2020. We are well on track to meet our ambition of 50 million consumers of our Non-Combustible brands worldwide by 2030.

The sustainability of our business goes beyond the financial results alone.  At the centre is our continued commitment to our purpose to build A Better Tomorrow by reducing the health impact of our global business.  This entails:

●	Committing to providing adult consumers with a wide range of enjoyable and less-risky products**;
●	Continuing to be clear that combustible cigarettes pose serious health risks, and the only way to avoid these risks is not to start or to quit;
●	Encouraging those who otherwise continue to smoke, to switch completely to scientifically-substantiated, reduced-risk alternatives**; and
●	Tracking and sharing progress of our transformation.

Our A Better Tomorrow purpose is underpinned by an ESG strategy which sets out clear commitments to deliver a positive impact on the environment, on society and on our employees.  Chief amongst those, beyond reducing the harm impacts of our business, is achieving carbon neutrality for direct emissions (scope 1 and scope 2) by 2030. We are making good progress towards achieving these ambitions and are proud of the recognition we have received. In 2020, we:

●	Were named in the Dow Jones Sustainability Indices (DJSI) for the 19th consecutive year;
●	Increased our scores with respected ESG ratings agencies, including Sustainalytics and Vigeo Eiris;
●	Were awarded the prestigious ‘A’ score’ for climate change by the Carbon Disclosure Project (CDP);
●	Maintained our BBB MCSI rating; and
●	Were named as a Global Top Employer for the fourth year running by the Top Employers Institute.

As Chief Executive, I am determined that we make a positive contribution to society by transforming our business and accelerating growth of our New Categories. I am proud of our achievements, yet I am clear that there is more to do. I am excited by the prospect of the journey ahead.  With our history of strong financial delivery, coupled with deep consumer insights and an innovation-led, consumer-centric, multi-category approach, we have the foundations in place to propel this great company even further forward and build A Better Tomorrow for all stakeholders.

FINANCE AND TRANSFORMATION DIRECTOR’S STATEMENT

STRONG CASHFLOW GENERATION AND ENHANCED LIQUIDITY.
BAT is a highly cash generative business and in 2020 we achieved operating cash flow conversion in excess of 95% for the 4th consecutive year. We delivered £9.8bn of net cash generated from operating activities, realising £2.6bn of post dividend free cashflow despite a £131m impact on working capital as a result of the global pandemic.

During 2020, the Group further strengthened its liquidity profile and successfully raised £8.9bn in new debt (in $, € and £) in the capital markets, completed a liability management transaction repurchasing and redeeming debt that would have otherwise matured in 2021 and 2022, signed short-term bilateral facilities (with £3.4 billion available) and refinanced the Group’s £6.0 billion Revolving Credit Facility (RCF), extending its maturity and removing the financial covenant. As a result, average debt maturity is 9.9 years, with maximum annual debt maturities around £4 billion. We remain committed to our 65% dividend pay-out ratio and to balance sheet deleveraging and expect to reach around 3x adjusted net debt to adjusted EBITDA by the end of 2021. Our medium-term rating target remains BBB+/Baa1, with a current rating of BBB+/Baa2****.

** Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive
****A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

GROUP OPERATING REVIEW

TOTAL GROUP VOLUME and REVENUE

For year ended 31 December	Volume (unit)		Reported Revenue (£m)			Adjusted Revenue (£m)
	2020	Change	2020	2019	Change	Adj	FX	2020 cc	2019	Change
	Unit	%	£m	£m	%	£m	£m	£m	£m	%
New Categories			1,443	1,255	+14.9%	-	6	1,449	1,255	+15.4%
Vapour (10ml units / pods mn)	344	+51.9%	611	401	+52.3%	-	4	615	401	+53.4%
THP (sticks bn)	11	+18.9%	634	728	-12.9%	-	2	636	728	-12.7%
Modern Oral (pouches mn)	1,934	+62.0%	198	126	+57.1%	-	-	198	126	+57.1%
Traditional Oral (stick eq bn)	8	-0.9%	1,160	1,081	+7.2%	-	5	1,165	1,081	+7.7%
Total Non-Combustibles			2,603	2,336	+11.3%	-	11	2,614	2,336	+11.9%
Cigarettes (sticks bn)	638	-4.6%
OTP incl RYO/MYO (stick eq bn)	20	-1.7%
Total Combustibles	658	-4.5%	22,752	23,001	-1.1%	-	842	23,594	22,951	+2.8%
Other			421	540	-21.7%	-	41	462	540	-14.4%
Total			25,776	25,877	-0.4%	-	894	26,670	25,827	+3.3%
Strategic			19,535	18,793	+4.0%	-	571	20,106	18,793	+7.0%
Non-strategic			6,241	7,084	-11.9%	-	323	6,564	7,034	-6.7%
Total			25,776	25,877	-0.4%	-	894	26,670	25,827	+3.3%
Cigarettes and THP (sticks bn)	649	-4.3%
Use of the term “at cc” refers to the variance between the 2020 adjusted performance, at 2019 exchange rates, against the adjusted 2019 performance.

Strong volume growth in all New Categories was offset by a 4.5% decline in combustibles. Group cigarette volume grew in the US, Brazil, Turkey, Bangladesh and Russia, but was more than offset by declines in Global Travel Retail (GTR) which was impacted by travel restrictions related to COVID-19, in South Africa (due to the unique government mandated sales ban between March and August in response to COVID-19), in Indonesia (due to outsized excise tax increases, and the delayed implementation of minimum pricing), and due to a more severe impact on consumption caused by the global pandemic in a number of emerging markets.

On a reported basis, revenue was marginally lower than the prior year (down 0.4%), with good growth in New Categories up 14.9%, supported by strong combustibles price/mix of 7.3% offset by a translational foreign exchange headwind of 3.5% and a 4.6% decline in total cigarette volume. Excluding the foreign exchange headwind and the effect of excise on bought-in goods (in 2019), adjusted revenue grew 3.3% at constant rates of exchange, despite an estimated headwind on revenue from COVID-19 of approximately 2.5%.

Revenue from the Strategic Portfolio increased 4.0% (or 7.0% on a constant currency basis) driven by revenue growth from New Categories, robust cigarette pricing and value share gains (up 40 bps) with strong performances from our premium brands including Kent, Newport and Natural American Spirit.

PROFIT FROM OPERATIONS AND OPERATING MARGIN

	Reported PfO (£m) Operating Margin (%)			Adjusted PfO (£m) Adjusted operating margin (%)
	2020	2019	Change	Adj	FX	2020 cc	2019	Change
Profit from Operations (PfO)	9,962	9,016	+10.5%	1,403	296	11,661	11,130	+4.8%
Operating Margin	38.6%	34.8%	+380 bps			43.7%	43.1%	+60 bps
Use of the term “at cc” refers to the variance between the 2020 adjusted performance, at 2019 exchange rates, against the adjusted 2019 performance.

Profit from operations, on a reported basis, was up 10.5 % at £9,962 million, with operating margin up 380 bps to 38.6%, driven by an improvement in the Group’s operating performance which more than offset litigation charges recognised in the US (£400 million), whilst recognising that 2019 was impacted by a number of charges that did not repeat (including in respect of the Quebec Class Action (£436 million) and an excise dispute in Russia (£202 million)).

Adjusted profit from operations and adjusted operating margin
Adjusted profit from operations at constant rates of exchange was 4.8% higher. This performance was driven by the increase in revenue, in combination with £660 million of savings driven by Quantum (through organisational change and productivity savings programmes). These efficiency gains enabled an incremental £426 million in investment in New Categories in 2020, and the delivery of adjusted operating margin up 100 bps at current rates of exchange (up 60 bps at constant rates of exchange).

CATEGORY PERFORMANCE REVIEW
A STEP CHANGE IN NEW CATEGORIES

For year ended 31 December	Volume (unit)		Reported Revenue (£m)			Adjusted Revenue (£m)
	2020	Change	2020	2019	Change	Adj	FX	2020 cc	2019	Change
	Unit	%	£m	£m	%	£m	£m	£m	£m	%
New Categories			1,443	1,255	+14.9%	-	6	1,449	1,255	+15.4%
Vapour (10ml units / pods mn)	344	+51.9%	611	401	+52.3%	-	4	615	401	+53.4%
THP (sticks bn)	11	+18.9%	634	728	-12.9%	-	2	636	728	-12.7%
Modern Oral (pouches mn)	1,934	+62.0%	198	126	+57.1%	-	-	198	126	+57.1%
Traditional Oral (stick eq bn)	8	-0.9%	1,160	1,081	+7.2%	-	5	1,165	1,081	+7.7%
Total Non-Combustibles			2,603	2,336	+11.3%	-	11	2,614	2,336	+11.9%
Use of the term “at cc” refers to the variance between the 2020 adjusted performance, at 2019 exchange rates, against the adjusted 2019 performance.
VUSE – VAPOUR: On track to Global Category leadership

●	Vuse/Vype fastest growing vapour brand reaching 26% total vapour value share in the top five markets*

●	Vuse/Vype value share leader in four of the top five markets

●	Vuse gained market leadership in Canada in migration year with 46.1% value share (up 2,220 bps vs 2019)

●	Vuse closed system device volume share leader in the US

Our Vuse/Vype brand delivered a strong performance, rebounding well from the EVALI crisis in 2019 and the implementation of the US flavour ban in early 2020. Total vapour revenue grew by 52% in 2020, accelerating through the second half of the year.

In the US, Vuse Alto drove total revenue from vapour up 85% in a challenging vapour market which declined 13% (in volume) in 2020. The Group achieved strong value growth in consumables and gained market leadership in closed system devices (by volume) during the year, with over 60% volume share in the final quarter of 2020. Vuse is now the market leader (by value share) in fifteen US states, and in the final quarter of 2020 Alto represented over 85% of Vuse revenue in the US up from 50% in 2019.

In the other top four markets, we:

●	maintained our leadership positions by total vapour value share in the UK and France;
●	built on the momentum from 2019 to become market leader (by value) in Germany; and
●	became the market leader (by value share) in Canada in the second half of 2020, whilst simultaneously migrating from Vype to our global brand Vuse.

Due to the continued success of ePod and ePen3, Vuse/Vype now holds the No.1 position (by value share) in four of the top five markets.

E-commerce revenue growth for vapour was up 40%. This was achieved as a result of Vuse/Vype being the most visited branded e-commerce site across the majority of the main vapour markets, and ranking No.1 for branded search against competitors. In December 2020, Vuse/Vype reached over 17,500 subscribers^, up 5.0x since January 2020 with average subscriber lifetime value equal to 3x that of a traditional retail customer.

Despite the challenges of COVID-19 in 2020, we successfully migrated our vapour products to Vuse in a number of markets and will continue with our brand migration programme during 2021.

In January 2021, we have pilot-launched our first cannabidiol (CBD) vaping product, Vuse CBD Zone. This latest innovation will allow us, for the first time, to offer adult consumers a range of high-quality CBD vaping products from our trusted, global brand, Vuse. Initially available in Manchester, UK, it will offer adult smokers and vapers sensorial enjoyment, as Vuse CBD Zone caters to a variety of moods and moments in their busy lifestyles.

* top five markets by revenue accounting for 75% of total industry vapour revenue (closed systems)
^ source: Subscribe Pro, Magento, Shopify

Category Performance Review (cont..)

glo - TOBACCO HEATING PRODUCTS – Accelerating momentum driven by Hyper
●	Device volumes +33% and consumable volumes +19% (or +29% excluding Sens)

●	Successful launch of Hyper in April driving glo to 14% volume share of category in key (T9) markets, an increase of 30 bps on 2019

●	glo reached total volume share in Japan at 5.9% (December 2020) driven by glo Hyper, up 85 bps on 2019

●	E-commerce sales up over 200%, leveraging digital capabilities and adapting to COVID-19 challenges

●	Further market rollouts and strong innovation pipeline driving good momentum into 2021 glo Hyper was successfully launched in Japan in April and rolled out across ENA mainly in the second half of the year. Hyper is the first to world THP launched with induction heating which provides a step change in consumer satisfaction, driven by 30% more tobacco, faster heating and a boost button. This has resulted in conversion ratios 50% higher than previous glo launches. The success of Hyper was achieved despite the impact of COVID-19 restrictions as the launch and ongoing marketing campaigns were successfully switched to digital.

THP consumable volume grew 18.9% in 2020 to 10.7 billion sticks (being growth of 29% excluding Sens), as the success of Hyper more than offset a tough comparator due to the product launches in the final quarter of 2019. Revenue was down 12.9% in 2020 due to the decision to withdraw Sens from the market during the second half of 2020 (being a deduction to revenue of £50 million) and excise harmonisation in Japan.

In Japan, glo grew 85 bps (versus December 2019) to achieve a record volume share of total nicotine of 5.9%, with THP category share of close to 20%, driven by the strong performance of glo Hyper (which already represents more than 50% of our portfolio). Temporary revenue weakness was driven by the withdrawal of Sens and excise harmonisation referred to above. With glo capturing over 30% of category growth post excise increase, we are confident that we will return to volume and revenue growth in Japan in 2021.

In ENA, strong momentum after the glo Hyper launch in Russia and Ukraine continued through the second half of the year with glo volume share (of cigarettes and THP) in Russia at 1.4% in December 2020, and glo’s volume share of THP more than doubling from 7.6% in June 2020 to 15.5% in December 2020. Since the launch of Hyper in pilot cities in Italy, glo has more than tripled its volume share of category to 7.8% (December 2020), with retention rates doubling.

In 2020, we successfully leveraged our digital capabilities, adapting our commercial and marketing campaigns and resulting in a 1.5x increase in earned social media versus 2019, with Hyper the highest interest THP new product launch recorded. Our e-commerce channel grew revenues by over 200% versus 2019 and is starting to gain critical mass and scale to be an important driver of our performance going forward.

Looking into 2021, we will look to consolidate Hyper’s success with further market rollouts planned. In addition, continuous product enhancements in both consumables and devices are expected to build upon the performance in the final quarter of 2020 in Japan, Italy, Russia and Romania, providing momentum for further success in 2021.

VELO - MODERN ORAL – Continued share gain in a fast growth category
●	Strong global volume and revenue growth, up 62% and 57%, respectively

●	Consolidating Modern Oral category leadership in Scandinavia and growing share of total oral market

●	US portfolio strengthened by the acquisition of Dryft, with national rollout continuing in early 2021

●	Future opportunity in Emerging Markets as affordable New Category proposition

We consolidated our leadership position in Modern Oral outside the US (whilst strengthening our position in the US with an expanded portfolio), with strong global volume and revenue growth up 62% and 57%, respectively.

In ENA, where we are the clear market leader with 71% volume share of Modern Oral in the key markets, revenue grew 59% and is now over five times larger than in 2018, as the category continued to take volume and value share from traditional oral products. In Sweden, we grew our leadership position* in the Modern Oral category reaching 62% volume share in 2020 (2019: 56%) driven by Lyft and maintained our leadership positions* in Norway, Denmark and Switzerland. In Germany, Velo gained market leadership,* accelerating the growth of Modern Oral within the total oral category.

In the US, whilst still growing volume and revenue strongly (up 45% and 14%, respectively), the portfolio has been strengthened by the acquisition (in October 2020) of the nicotine pouch products of Dryft Sciences, LLC (Dryft). These products have been rebranded Velo and expands the US portfolio from 4 to 28 variants, with representation in the above 6mg nicotine strength segment. This acquisition marks a further step in BAT’s societal commitment to accelerate its transformation journey to build A Better TomorrowTM. With the national rollout of Velo branded Dryft products in early 2021 and a return to growth in the final quarter of 2020, we believe we have great momentum for future success. We submitted PMTAs for all Velo products ahead of the 9 September 2020 US FDA deadline.
* Leadership position in 2020 by both volume and value share of the modern oral category.

Category Performance Review (cont..)

Pilot schemes in emerging markets are ongoing with some encouraging results in markets such as Pakistan and Indonesia.  In Kenya, we have temporarily suspended sales due to local regulatory challenges and continue to engage with the local authorities. We continue to believe that Modern Oral represents an exciting opportunity to offer affordable New Category alternatives to adult nicotine consumers in emerging markets, given the absence of an electronic device and a pre-existing ritual of oral product consumption in a number of markets.

TRADITIONAL ORAL
In the Traditional Oral category, volume declined 0.9% to 8.4 billion stick equivalents. Total revenue was £1,160 million, up 7.2%, driven by price realisation of 9% in the US which accounts for 97% of revenue from the category. This was an increase of 7.7% at constant rates of exchange.

In the US, traditional oral volume declined 1.3% in 2020, with value share of moist down 25 bps and volume share down 35 bps.  This was driven by Grizzly which was impacted by pricing pressures in the final quarter of 2019 and early 2020.  Utilising revenue growth management techniques, value share stabilised in the second half of the year.

The Modified Risk Tobacco Product (MRTP) applications for Camel Snus were discussed by the Tobacco Products Scientific Advisory Committee (TPSAC) in September 2018. We continue to work closely with the FDA, which announced in December 2020 that it had reopened the comment period after our filing of additional information.

Outside the US, which accounts for 3% of the Group’s Traditional Oral revenue, volume was up 3%, driven by Sweden, where the Group’s Traditional Oral volume share (as a proportion of total oral) in Sweden declined 80 bps, as growth in Lundgrens was more than offset by the remainder of the portfolio, including Granit and the de-list of Knekt, and the growth of Modern Oral products.

VALUE THROUGH COMBUSTIBLES
●	Strategic cigarette brands delivering value share growth of 40bps

●	Group value share growth of 20 bps

●	Strong pricing, with combustibles price/mix +7.3%

Group cigarette value share increased 20 bps in 2020, driven by the continued performance of the strategic cigarette brands across each region. Higher cigarette value share in the US, Mexico, Colombia, Turkey, Russia, Bangladesh and Japan was partly offset by lower value share in Indonesia and Saudi Arabia. Group cigarette volume share grew 40 bps, driven by the strategic portfolio (up 30 bps).

The decline in Group cigarette volume of 4.6% in 2020 to 638 billion sticks (2019: 668 billion) was more than offset by strong pricing, with combustibles price/mix of 7.3%.

Volume grew in Brazil (where enhanced border security and restricted population mobility due to COVID-19 led to an increase in duty paid volume), in Turkey (driven by Kent and the local portfolio ) and in Bangladesh (driven by the continued strength of the local portfolio). Developed Markets have generally been relatively resilient during COVID-19 with little evidence of accelerated downtrading. In the US, Group cigarette volume was up 0.5% to 73 billion (2019: 73 billion), due to the performance of the strategic portfolio. In the final quarter of the year, we reintroduced Lucky Strike to the US market, ensuring a truly global footprint for the brand. This was in an industry that was estimated to be up 1.5% driven by reduced consumer switching to vapour, higher supply chain inventories and an extra selling day, and stronger consumption trends resulting from the increase in fiscal stimulus and lower gas prices.

However, due to COVID-19, production or other supply chain restrictions affected sales in several markets including Canada and Mexico. In South Africa, a total sales ban of tobacco products came into effect from March, with sales recommencing in August following the easing of lockdown restrictions. Whilst not a significant part of the Group, travel restrictions due to COVID-19 have impacted our GTR business negatively impacting Group cigarette and THP volume by an estimated 1.0%. Furthermore, volume declined in Indonesia (due to the impact of tax increases and minimum retail price compliance) and in Pakistan where illicit trade grew significantly following excise-led price increases in prior years.

Category Performance Review (cont..)

Volume of the strategic cigarette brands, collectively, declined 1.6% in 2020:
●
Dunhill’s volume share was down 20 bps as growth in Romania and Netherlands was more than offset by declines in Saudi Arabia, Indonesia, Brazil, South Africa and Malaysia. Volume was 17% lower, largely due to the impact of the tax increases and minimum retail price compliance in Indonesia, the impact of COVID-19 on both South Africa (temporary sales ban in the year) and on our GTR business, and the ongoing challenging operating environment in Malaysia;

●
Kent’s volume share was up 10 bps as growth in Brazil, Saudi Arabia, Turkey and Russia more than offset lower volume share in Romania and Japan. Volume was up 2.0% as growth in Brazil, across the Middle East (including Saudi Arabia), Russia and Turkey more than offset lower volume in Japan;

●
Lucky Strike’s volume share grew 10 bps, as growth across AMSSA (particularly Brazil, Colombia and Argentina) and in Japan more than offset lower volume share in Indonesia, Spain and France. Volume declined 2.0% driven by the impact of the tax increases and minimum retail price compliance in Indonesia and lower volume in France and Spain. These more than offset the higher volume in Brazil, Japan and Argentina. Lucky Strike was reintroduced in the US in the final quarter of the year;

●
Rothmans’ volume share was 20 bps higher as growth in Brazil, Colombia, New Zealand, Malaysia, Russia and Ukraine was partly offset by Pakistan and Turkey. Volume was 6.1% higher as growth in Brazil, Pakistan and Bulgaria more than offset lower volume in Ukraine and Turkey;

●
Pall Mall’s volume share was stable as growth in Pakistan, Australia, Mexico, South Africa, Chile and Canada was offset by lower volume share in New Zealand, Saudi Arabia, the US and Argentina. Volume was 6.0% lower, largely driven by Pakistan, Saudi Arabia and South Africa; and

●	The Group’s US domestic strategic combustibles portfolio performed well:
●	Newport volume share increased 40 bps, while volume grew 2.3%, driven by both menthol and non-menthol variants;
●	Natural American Spirit performed well with volume share up 10 bps on 2019. Volume was up 6.0% against 2019; and
●	Camel’s volume share declined 10 bps with volume ahead of the same period of 2019 by 1.2%.

Volume of other tobacco products (OTP) declined 1.7% to 20 billion sticks equivalent (being 3% of the Group’s combustible portfolio).

Revenue from combustibles was down 1.1% at £22,752 million (2019: £23,001 million) with a translational foreign exchange headwind of 3.7% more than offsetting the impact of higher pricing across the Group. After adjusting for currency and the short-term impact of excise on bought in goods that impacted 2019, adjusted revenue from combustibles at constant rates of exchange was up 2.8% at £23,594 million (2019: £22,951 million) driven by good pricing notably in the US, Russia, Germany, Canada, Australia, Mexico and Pakistan. This more than offset the impact of lower volume and absorption of the estimated 2.5% COVID-19 headwind.

SIMPLIFYING THE BUSINESS – stronger, simpler, faster.
In 2020, we realised the benefits of the first phase of Quantum. Alongside greater organisational speed and agility, and through productivity savings programmes, Quantum drove £660 million of gross cost savings during the year. The first phase of Quantum is largely complete with the headcount reduction savings materialised, however further work on core processes and ways of working simplification is ongoing.

Phase 2 will build on this success with the organisation ready for project rollouts from the beginning of 2021 covering areas such as operational efficiency, route to market focus and supply chain productivity. The key objective in 2020 was to finalise the operational design of Phase 2, running pilots in  the second half of 2020 in a few strategically important geographies with the aim to use the learnings to fine-tune the design and methodology to support a successful wider roll-out programme in 2021 and beyond. We are well on track to deliver the target of £1 billion total annualised cost savings from Quantum by the end of 2022, in addition to benefits from our Revenue Growth Management and Marketing Effectiveness initiatives.

The savings from Quantum are being used to fund investment in New Categories leveraging new capabilities. We are attracting new talent from a diverse range of industries globally, in areas such as: IP, insights and analytics, product innovation, design and technology, and digital media. These skills are supporting our work into foresights beyond nicotine (as demonstrated by the launch of the Group’s first CBD product in the UK), 21st century brand building, direct to consumer marketing and e-commerce, and advanced digital and data analytics. In addition, in 2020 the increased agility brought about through Quantum and our diverse geographic footprint enabled us to quickly and effectively adapt and navigate the challenges caused by the global pandemic.

At the end of 2019 we established our corporate venturing unit, Btomorrow Ventures (BTV) and made excellent progress in 2020. During the course of the year, BTV made investments in eight small, innovative technology and consumer businesses, providing us with an exciting capability ecosystem for the future.

REGIONAL REVIEW

The performances of the regions are discussed below. The following discussion is based upon the Group’s internal reporting structure.

UNITED STATES (US):

	Volume (unit)		Reported Revenue (£m)			Adjusted Revenue (£m)
For year ended 31 December	2020	Change	2020	2019	Change	Adj	FX	2020 cc	2019	Change
	Unit	%	£m	£m	%	£m	£m	£m	£m	%
New Categories			394	217	+81.9%	-	2	396	217	+82.9%
Vapour (10ml units / pods mn)	174	+69.7%	383	207	+85.1%	-	2	385	207	+86.1%
THP (sticks bn)	-	-%	1	1	0.0%	-	-	1	1	+0.5%
Modern Oral (pouches mn)	162	+45.0%	10	9	+13.5%	-	-	10	9	+14.1%
Traditional Oral (stick eq bn)	7.5	-1.3%	1,126	1,052	+7.0%	-	5	1,131	1,052	+7.6%
Total Non-Combustibles			1,520	1,269	+19.8%	-	7	1,527	1,269	+20.4%
Total Combustibles (sticks bn)	73	+0.5%	9,926	9,078	+9.3%	-	54	9,980	9,078	+9.9%
Other			27	26	+4.6%	-	2	29	26	+5.1%
Total			11,473	10,373	+10.6%	-	63	11,536	10,373	+11.2%

			Reported PfO (£m) Margin (%)			Adjusted PfO (£m) Adjusted operating margin (%)
			2020	2019	Change	Adj	FX	2020 cc	2019	Change
Profit from Operations (PfO)			4,975	4,410	+12.8%	809	32	5,816	5,036	+15.5%
Operating Margin			43.4%	42.5%	+90 bps			50.4%	48.5%	+190 bps
Use of the term “at cc” refers to the variance between the 2020 adjusted performance, at 2019 exchange rates, against the adjusted 2019 performance.

●	Vuse revenue growth of over 80% in a recovering market

●	Portfolio strengthened in Modern Oral through Dryft acquisition

●	Strong cigarette pricing and cigarette volume driving revenue growth

●	Value and volume share gains in combustibles led by premium brands

Regional Revenue and Profit from operations
Reported revenue increased by 10.6%, or by 11.2% excluding an unfavourable impact from the relative movement of sterling against the US dollar. This was driven by strong cigarette and traditional oral pricing and continued value share gains in Vuse and combustibles.

Reported profit from operations rose by 12.8%, driven by increased revenue and efficiency gains realised through Quantum and marketing spend effectiveness measures. These more than offset higher investment in New Categories and charges recognised in the year in respect of developments in cases regarding payment obligations under the state settlement agreements with Florida, Texas, Mississippi and Minnesota for brands previously sold to a third party. A total charge of £400 million was recognised following a decision in the Florida court (about which the Group will continue to pursue indemnification remedies in a Delaware court) and following settlement discussions with other manufacturers and the states of Texas, Mississippi and Minnesota.

Adjusted profit from operations growth of 14.9%, or 15.5% excluding currency, was delivered with revenue growth and savings from the Quantum re-organisation programme. This allowed further investment into New Categories of over £100 million to drive awareness and trial.

New Categories
In vapour, Vuse revenue was up 85%, or 86% at constant rates of exchange, well ahead of the industry. Vuse consumable volumes increased by 70%, driving total vapour value share higher (to 25% in 2020 from 17%) for 2019. Vuse Alto was the driving force of this growth, and in the final quarter of 2020 represented over 85% of Vuse revenues in the US, up from 50% in 2019. Industry vapour volumes were down 13.1% following the EVALI crisis in the second half of 2019 and the implementation of the flavour regulations in early 2020. However, the sequential recovery continued over the second half of 2020 with industry growth from Q2 onwards.

Regional Review

United States cont…

In Modern Oral, Velo revenue increased 13.5% in 2020 (or 14.1% at constant rates of exchange) with volume up 45%. The portfolio has been strengthened by the acquisition (in October 2020) of the nicotine pouch products of Dryft Sciences, LLC (Dryft). These products have been rebranded Velo and expands the US portfolio from 4 to 28 variants, with representation in the above 6mg nicotine strength segment. With the national rollout of Velo branded Dryft products in early 2021 and a return to growth in the final quarter of 2020, we have great momentum for 2021.

PMTAs were submitted ahead of the 9 September 2020 deadline for four Vuse products (Alto, Solo, Ciro and Vibe) and for Velo modern oral products from both our existing portfolio and the recently acquired Dryft products. We expect to hear more on their progress over the course of 2021.

Traditional Oral
Traditional Oral revenue grew 7.0% (or 7.6% at constant rates of exchange), driven by strong pricing of 9%. Traditional Oral volume declined 1.3% in 2020, with value share of moist down 25 bps and volume share down 35 bps.  This was driven by Grizzly which was impacted by pricing pressures in the final quarter of 2019 and early 2020.  Utilising revenue growth management techniques, value share has stabilised in the second half of the year.

The MRTP applications for Camel Snus remains under review having been discussed by the TPSAC in September 2018. We continue to work closely with the FDA, which announced in December 2020 that it had reopened the comment period after our filing of additional information.

Combustibles
Combustibles revenue grew 9.3% or 9.9% at constant rates of exchange, driven by value share gains and strong pricing (with four rounds of price increases announced in the year). Cigarette volume was up 0.5% to 73 billion sticks (2019: 73 billion sticks), due to the performance of the strategic portfolio whilst Lucky Strike was reintroduced in the final quarter of the year. This was in an industry that was estimated to be up 1.5% due to reduced consumer switching to vapour, higher supply chain inventories (in response to COVID-19 and the timing of price increases), an extra selling day and resilient consumer demand resulting from the increase in fiscal stimulus and lower gas prices.

Total cigarette value share increased 45 bps, with volume share up 10 bps, driven by our premium brands Newport and Natural American Spirit. Combustibles price/mix rose by 9.4%, driven by four price increases announced in the year, positive brand mix and including the impact of our revenue growth management programme. We continue to experience no acceleration in downtrading.

We will continue to monitor the regulatory developments yet we do not believe there is any significant impact of such restrictions on the Group’s operations at this time. The FDA’s “2020 Unified Agenda” did not progress the potential regulations with regards to menthol in tobacco products or restrictions to nicotine in tobacco products.

Regional Review

ASIA-PACIFIC AND MIDDLE EAST (APME):

	Volume (unit)		Reported Revenue (£m)			Adjusted Revenue (£m)
For year ended 31 December	2020	Change	2020	2019	Change	Adj	FX	2020 cc	2019	Change
	Unit	%	£m	£m	%	£m	£m	£m	£m	%
New Categories			514	675	-24.0%	-	(7)	507	675	-25.0%
Vapour (10ml units / pods mn)	6	+385%	15	4	+255%	-	-	15	4	+260%
THP (sticks bn)	7.4	-6.5%	497	671	-26.0%	-	(7)	490	671	-27.1%
Modern Oral (pouches mn)	86	N/M	2	-	N/M	-	-	2	-	N/M
Traditional Oral (stick eq bn)	-	-	-	-	-	-	-	-	-	-
Total Non-Combustibles			514	675	-24.0%	-	(7)	507	675	-25.0%
Total Combustibles (sticks bn)	200	-7.2%	3,935	4,387	-10.3%	-	113	4,048	4,387	-7.7%
Other			88	91	-1.3%	-	1	89	91	-0.4%
Total			4,537	5,153	-11.9%	-	107	4,644	5,153	-9.9%

			Reported PfO (£m) Margin (%)			Adjusted PfO (£m) Adjusted operating margin (%)
			2020	2019	Change	Adj	FX	2020 cc	2019	Change
Profit from Operations (PfO)			1,472	1,753	-16.0%	381	56	1,909	2,059	-7.3%
Operating Margin			32.4%	34.0%	-160 bps			41.1%	40.0%	+110 bps
Use of the term “at cc” refers to the variance between the 2020 adjusted performance, at 2019 exchange rates, against the adjusted 2019 performance. N/M – not meaningful

●	glo volume growth, driven by Hyper launch, offset by Japan excise increase

●	COVID-19 lockdowns impacted revenue across the region

●	Gradual recovery following the easing of lockdown restrictions in H2 2020

●	Quantum programme and cost savings enable adjusted operating margin expansion

Regional Revenue and Profit from operations
Reported revenue declined 11.9% at current exchange rates and by 9.9% on a constant currency basis as value market share gains in combustibles were more than offset by a reduction in combustible volume, which fell 7.2%, largely driven the impacts of COVID-19 on GTR and other key markets and the impact of excise increases and minimum pricing in Indonesia.

Reported profit from operations fell 16.0% as the impact of COVID-19 in a number of markets including GTR, the recognition of costs related to the ongoing factory rationalisation programme (principally in Southeast Asia) and unfavourable foreign exchange movements more than offset the efficiencies realised through Quantum. In 2020, the Group recognised an impairment in goodwill in respect of the ongoing difficult trading environment in Malaysia (£197 million), following an impairment in Indonesia (£172 million) in 2019.

Excluding adjusting items, adjusted profit from operations fell 7.3% at constant rates of exchange, due to the decline in revenue. However, savings from Project Quantum and productivity initiatives including our factory rationalisation programme drove margin expansion of 110 bps.

New Categories
In THP, consumable volume fell 6.5% to 7.4 billion sticks (2019: 7.9 billion), as the launch of glo Hyper was more than offset by excise harmonisation impacting the industry and by a strong comparator period that included the launch of glo Pro, glo Nano and glo Sens. In 2020, as the performance of Sens was not as expected, a decision to withdraw that variant was taken. This acted as a £50 million drag on revenue which, combined with the impact of harmonisation of excise in Japan, led to a decline in revenue of 26% (or 27% excluding the impact of currencies). However, in Japan, the largest THP market in the world, glo’s volume share increased to 5.9% in December 2020, up 85 bps compared to 2019, driven by glo Hyper’s launch in April 2020.

Combustibles
Revenue from combustibles fell 10.3% at current rates, and by 7.7% on a constant currency basis, as pricing in Australia and Pakistan was more than offset by a 7.2% decline in combustible volume. Higher volume in Bangladesh was more than offset by the impact of COVID-19 in a number of markets, notably within GTR, an increase in local taxes combined with the minimum retail price compliance in Indonesia, and the continued increase in illicit trade in Pakistan (following an excise-led price increase in 2019).

Value share increased 10 bps, with volume share up 55 bps, as volume share gains (including in Bangladesh, Japan, Pakistan and Malaysia) more than offset losses in Saudi Arabia and Indonesia.

Regional Review

AMERICAS AND SUB-SAHARAN AFRICA (AMSSA):

	Volume (unit)		Reported Revenue (£m)			Adjusted Revenue (£m)
For year ended 31 December	2020	Change	2020	2019	Change	Adj	FX	2020 cc	2019	Change
	Unit	%	£m	£m	%	£m	£m	£m	£m	%
New Categories			66	44	+51.3%	-	2	68	44	+57.1%
Vapour (10ml units / pods mn)	31	+118%	65	43	+52.8%	-	3	68	43	+58.6%
THP (sticks bn)	-	-	-	-	-	-	-	-	-	-
Modern Oral (pouches mn)	19	+142%	1	1	-49.8%	-	(1)	0	1	-47.3%
Traditional Oral (stick eq bn)	-	-	-	-	-	-	-	-	-	-
Total Non-Combustibles			66	44	+51.3%	-	2	68	44	+57.1%
Total Combustibles (sticks bn)	149	-3.8%	3,535	3,992	-11.4%	-	508	4,043	3,992	+1.3%
Other			171	225	-24.3%	-	39	210	225	-7.2%
Total			3,772	4,261	-11.5%	-	549	4,321	4,261	+1.4%

			Reported PfO (£m) Margin (%)			Adjusted PfO (£m) Adjusted operating margin (%)
			2020	2019	Change	Adj	FX	2020 cc	2019	Change
Profit from Operations (PfO)			1,553	1,204	+29.0%	65	178	1,796	1,842	-2.5%
Operating Margin			41.2%	28.3%	+1,290 bps			41.6%	43.2%	-160 bps
Use of the term “at cc” refers to the variance between the 2020 adjusted performance, at 2019 exchange rates, against the adjusted 2019 performance.

●	Revenue growth of over 50% in New Categories, led by Vuse

●	Vuse reaches leading value share in key Canadian vapour market

●	COVID-19 lockdown impact on combustibles volumes across the region – with South Africa revenue rapidly recovering from sales suspension

Regional Revenue and Profit from operations
Reported revenue declined 11.5%, predominantly due to a translational foreign exchange headwind caused by the relative strength of sterling against a number of currencies, particularly the Brazilian real, Chilean peso, Mexican peso and the South African rand. On a constant currency basis, revenue grew by 1.4% as cigarette pricing and New Categories revenue growth more than offset lower cigarette volume and the impact of the COVID-19 related sales restrictions, notably in South Africa.

Reported profit from operations grew 29.0% to £1,553 million, largely from the absence of the £436 million charge in the prior period in relation to the Quebec class action. Excluding adjusting items in both periods, adjusted profit from operations declined 2.5% on a constant currency basis, as the growth in revenue was more than offset by the impact of COVID-19 which led to supply restrictions in South Africa and additional supply chain costs elsewhere (estimated to be £57 million) to manage the operational volatility.

New Categories
In vapour, during 2020 the Group gained leadership in Canada with total value share up 2,220 bps (compared to 2019) to 46% in 2020 driven by the growth of the ePod variant and supported by the migration to Vuse from Vype.

Growth in Canada was partially offset by the restrained performance in South Africa where sales of vapour products were suspended, alongside those of cigarettes, between March and August 2020 as part of the country’s COVID-19 response. Since the lifting of the sales suspension, our vapour operations have started to recover, and we remain confident of the category potential in South Africa, yet we recognised an impairment of Twisp of £11 million in 2020 ahead of the planned migration to Vuse.

Combustibles
Combustibles revenue fell 11.4% largely due to a negative translational foreign exchange impact. Revenue grew 1.3% at constant rates of exchange as price/mix and value share gains (particularly in Mexico and Colombia) of 30 bps more than offset combustibles volume decline of 3.8%. The lower volume was largely due to industry-wide contractions following the impact of COVID-19 in a number of markets, particularly from the sales suspension in South Africa, but also from temporary periods of supply chain disruption in other markets such as Mexico and Argentina. This was partially offset by an increase in duty paid cigarette volume in Brazil as COVID-19 related lockdowns and increased border security led to a reduction in illicit trade.

Regional Review

EUROPE AND NORTH AFRICA (ENA):

	Volume (unit)		Reported Revenue (£m)			Adjusted Revenue (£m)
For year ended 31 December	2020	Change	2020	2019	Change	Adj	FX	2020 cc	2019	Change
	Unit	%	£m	£m	%	£m	£m	£m	£m	%
New Categories			469	319	+46.7%	-	9	478	319	+49.6%
Vapour (10ml units / pods mn)	133	+23.0%	148	147	+0.4%	-	(1)	147	147	+0.2%
THP (sticks bn)	3.3	+203%	136	56	+143%	-	9	145	56	+159%
Modern Oral (pouches mn)	1,667	+55.6%	185	116	+58.5%	-	1	186	116	+59.3%
Traditional Oral (stick eq bn)	0.9	+2.8%	34	29	+16.2%	-	-	34	29	+14.2%
Total Non-Combustibles			503	348	+44.1%	-	9	512	348	+46.6%
Total Combustibles (sticks bn)	236	-4.1%	5,356	5,544	-3.4%	-	167	5,523	5,494	+0.5%
Other			135	198	-31.6%	-	(1)	134	198	-31.7%
Total			5,994	6,090	-1.6%	-	175	6,169	6,040	+2.1%

			Reported PfO (£m) Margin (%)			Adjusted PfO (£m) Adjusted operating margin (%)
			2020	2019	Change	Adj	FX	2020 cc	2019	Change
Profit from Operations (PfO)			1,962	1,649	+19.0%	148	30	2,140	2,193	-2.4%
Operating Margin			32.7%	27.1%	+560 bps			34.7%	36.3%	-160 bps
Use of the term “at cc” refers to the variance between the 2020 adjusted performance, at 2019 exchange rates, against the adjusted 2019 performance.

●	50% New Categories revenue growth at constant currencies

●	glo Hyper launch drives more than doubling of THP revenue

●	Immaterial impact of EU Menthol ban on combustibles

●	Significant New Categories investment leads to adjusted operating margin contraction

Regional Revenue and Profit from operations
Reported revenue reduced 1.6% at current rates due to translational foreign exchange headwinds. Adjusted revenue increased 2.1% at constant rates as combustible pricing across the region and 49.6% growth in New Categories revenue more than offset combustibles volume declines.

Reported profit from operations increased 19.0%, largely due to the absence of the £202 million charge in respect of the Russian excise dispute that impacted the prior year. Adjusted profit from operations at constant rates was down 2.4% as higher revenue and Quantum cost savings were more than offset by increased investment behind New Categories (up over £200 million).

New Categories
Vapour revenue increased slightly (up 0.4%) as consumable volume growth of 23.0% (despite the impact of COVID-19 on our vape stores) was offset by marketing investment to drive consumer activation, which is recognised as a deduction to revenue, in line with IFRS 15 Revenue from Contracts with Customers. Vype grew across the region and saw record vapour value shares as the Group consolidated value share leadership positions in the key markets of France and Germany. In the UK, the Group maintained its value share leadership position as Vype’s good performance was moderated by a reduction in Ten Motives and the remainder of the local portfolio.

In January 2021, we have pilot-launched our first CBD vaping product, Vuse CBD Zone. This latest innovation will allow us, for the first time, to offer adult consumers a range of high-quality CBD vaping products from our trusted, global brand, Vuse. Initially available in Manchester, UK, it will offer adult smokers and vapers sensorial enjoyment, as Vuse CBD Zone caters to a variety of moods and moments in their busy lifestyles.

THP volumes tripled and revenue more than doubled driven by the launch of glo Hyper in a number of markets across the region and the continued progress of glo Pro. glo has grown volume share in key THP markets since the launch of glo Hyper, including in Russia, where glo volume share reached 1.4% (in December 2020), doubling its volume share of the THP category from 7.6% in June 2020 to 15.5% in December 2020. Since the launch of Hyper in pilot cities in Italy, glo has more than tripled its volume share of category to 7.8% (December 2020), with retention rates doubling.

In Modern Oral, revenue grew 58.5%, led by 55.6% volume growth and positive price/mix. The Group continued to grow its volume share of the total oral category in more established markets such as Sweden and Norway, while also building the overall oral category, and our volume share within it, in Denmark and Switzerland.

Regional Review

EUROPE AND NORTH AFRICA (ENA) cont…

Combustibles
Combustibles revenue fell 3.4% at current rates but grew 0.5% excluding the impact of foreign exchange. Combustibles volume declined 4.1% as higher volume in Turkey (driven by Kent and the local portfolio) was more than offset by industry volume contraction in a number of markets, partly due to COVID-19. Cigarette value share was in line with the prior year, with cigarette volume share up 30 bps, driven by Russia and Turkey partly offset by France, Spain, Netherlands, Denmark, Switzerland and the UK.

In 2020, menthol bans were introduced in Turkey, the UK and the EU. The Group has a long standing track record of managing regulatory shifts and has successfully navigated the menthol ban in combustibles with an increase in consumer retention across the nicotine delivery product range as consumers have either migrated to our New Categories portfolio or switched to non-menthol combustible products.

OTHER FINANCIAL INFORMATION

ANALYSIS OF PROFIT FROM OPERATIONS AND DILUTED EARNINGS PER SHARE BY SEGMENT

	2020					2019
For year ended 31 December	Reported	Adj Items[1]	Adjusted	Exchange	Adjusted at CC2	Reported	Adj Items[1]	Adjusted
	£m	£m	£m	£m	£m	£m	£m	£m
Profit from Operations
US	4,975	809	5,784	32	5,816	4,410	626	5,036
APME	1,472	381	1,853	56	1,909	1,753	306	2,059
AMSSA	1,553	65	1,618	178	1,796	1,204	638	1,842
ENA	1,962	148	2,110	30	2,140	1,649	544	2,193
Total Region	9,962	1,403	11,365	296	11,661	9,016	2,114	11,130
Net finance costs	(1,745)	153	(1,592)	(20)	(1,612)	(1,602)	80	(1,522)
Associates and joint ventures	455	(13)	442	26	468	498	(25)	473
Profit before tax	8,672	1,543	10,215	302	10,517	7,912	2,169	10,081
Taxation	(2,108)	(322)	(2,430)	(63)	(2,493)	(2,063)	(438)	(2,501)
Non-controlling interests	(164)	(8)	(172)	(16)	(188)	(145)	(17)	(162)
Profit attributable to shareholders	6,400	1,213	7,613	223	7,836	5,704	1,714	7,418
Diluted number of shares (m)	2,295		2,295		2,295	2,291		2,291
Diluted earnings per share (pence)	278.9		331.7		341.4	249.0		323.8
Notes to the analysis of profit from operations above:
(1)	Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.
(2)	CC: constant currency – measures are calculated based on a re-translation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments.

NET FINANCE COSTS
Net finance costs were £1,745 million, compared to £1,602 million in 2019. This 8.9% increase was largely due to:

●	higher finance costs in respect of a change in mix of borrowings towards US dollar during the year as the Group issued bonds totalling US$8.7 billion, €1.7 billion and £0.5 billion; and

●	the net impact of the charges incurred in relation to the redemptions and tender offer to repurchase certain bonds undertaken in 2020 to de-risk the Group’s future financing programme.

On a constant currency basis, and after adjusting for items including the charges in relation to the redemptions and tender offer, finance costs related to the Franked Investment Income Group Litigation Order (FII GLO, as described on page 43) and net credit interest of £10 million (largely in respect of the Russia excise dispute), adjusted net finance costs were £1,612 million, an increase of 5.9%. For a full reconciliation of net finance costs to adjusted net finance costs at constant rates, see page 51.

RESULTS OF ASSOCIATES AND JOINT VENTURES
The Group’s share of post-tax results of associates and joint ventures decreased from £498 million to £455 million which largely relates to the performance of the Group’s main associate, ITC Ltd (ITC) in India. The Group’s share of ITC’s post-tax results was 9.3% lower at £440 million (2019: £485 million), primarily due to the impact of COVID-19, particularly in the second half of the year as ITC experienced unprecedented business disruption. This more than offset the full year effect of the lower corporate tax following the change in rates in India which came into effect in 2019.

Excluding adjusting items of £13 million (2019: £25 million) related to the £17 million (2019: £25 million) deemed gain on dilution of the Group’s holding in ITC as described on page 35, partially offset by £4 million (2019: £nil) being the Group’s share of charges recognised by ITC in respect of the cost of leaf tobacco stocks destroyed in a third-party warehouse fire and the impact of translational foreign exchange, on an adjusted constant rate basis, the Group’s share of post-tax results from associates and joint ventures decreased 1.2% to £468 million. Please refer to page 35 for discussion of the adjusting items within the Group’s share of post-tax results from associates and joint ventures.

Other Financial Information

TAXATION
The tax rate in the income statement was a charge of 24.3% (2019: 26.1%). The Group’s tax rate is affected by the impact of the adjusting items referred to on pages 33 to 35 and by the inclusion of the share of associates’ and joint ventures’ post-tax profit in the Group’s pre-tax results.

Excluding these, the Group’s underlying tax rate for subsidiaries reflected in the adjusted earnings per share on page 38 was 24.9% in 2020 (2019: 26.0%). The decrease largely reflects the impact of Indian tax reform and mix of profits in the year. A full reconciliation from taxation on ordinary activities to the underlying tax rate is provided on page 51.

The COVID-19 corporate tax relief affecting the Group in 2020 mainly related to the deferral of instalment payments within the calendar year.

EARNINGS PER SHARE
Basic earnings per share were up 12.1% at 280.0p (2019: 249.7p) driven by the growth in operational performance and a lower effective tax rate, offset by higher net finance costs and a reduction in returns from associates and joint ventures.  Furthermore, whilst 2020 included charges in the US with regards to litigation related to the MSA on brands sold to a third party and the impairment of Malaysia goodwill, these were more than offset by the charges in 2019 in respect of Canada, the Russian excise dispute and the impairment of goodwill in Indonesia.

Before adjusting items and including the dilutive effect of employee share schemes, adjusted diluted earnings per share grew by 2.4% to 331.7p (2019: 323.8p). On a constant translational foreign exchange basis, adjusted diluted earnings per share were 5.5% higher at 341.4p. For a full reconciliation of diluted earnings per share to adjusted diluted earnings per share, at constant rates, see page 52.

CASH FLOW
	For year ended 31 December
	2020	2019	Change
	£m	£m	%
Net cash generated from operating activities	9,786	8,996	+8.8%
Operating cash flow conversion	103%	97%
Free cash flow – before payment of dividends	7,295	6,519	+11.9%
Free cash flow – after payment of dividends	2,550	1,921	+32.7%
	As at 31 December
	2020	2019	Change
	£m	£m	%
Borrowings (including lease liabilities)	43,968	45,366	-3.1%
Adjusted net debt	39,451	41,726	-5.5%

IIn the Group’s cash flow, prepared in accordance with IFRS and presented on page 31, net cash generated from operating activities increased by 8.8% to £9,786 million (2019: £8,996 million) primarily due to the higher profit from operations coupled with favourable working capital movements (notably in US driven by favourable timing of MSA payments) and higher dividends from the Group’s associate ITC. These were partially offset by the payment in 2020 of settlement in respect of the prior periods excise dispute in Russia (£205 million), US litigation (including £169 million in respect of the developments in cases regarding payment obligations under the state settlement agreements with Florida, Texas, Mississippi and Minnesota for brands previously sold to a third party described earlier) and working capital movements driven by COVID-19 of £131 million.

Operating cash conversion and free cash flow (before and after dividends paid to shareholders)
The Group’s operating cash conversion rate (based upon adjusted profit from operations and defined on page 52) was 103% (2019: 97%), ahead of our target of at least 90% and demonstrating the ongoing strength of the Group in turning operating performance to cash.

Free cash flow (before the payment of dividends), as defined on page 52, was ahead of prior year at £7,295 million (2019: £6,519 million) driven by the growth in net cash generated from operations described above and lower net capital expenditure (2020: £605 million; 2019: £774 million). These were partially offset by higher interest payments largely due to the impact of the refinancing programme undertaken in the year. After paying dividends of £4,745 million (2019: £4,598 million), free cash flow (after dividends paid to shareholders), as defined on page 52, was an inflow of £2,550 million compared to an inflow of £1,921 million in the same period in 2019. For a full reconciliation of net cash generated from operating activities to free cash flow before and after dividends, see page 52.

Other Financial Information

BORROWINGS AND NET DEBT
Borrowings (including lease liabilities) were £43,968 million at 31 December 2020, a decrease of 3.1% (31 December 2019: £45,366 million) largely due to the net repayment of borrowings in the year and a foreign exchange tailwind due to the relative movements of the US dollar against sterling.

The Group remains confident about its ability to access the debt capital markets successfully and reviews its options on a continuing basis.

In 2020, the Group undertook to de-risk the Group’s repayment profile by issuing new debt (leading to average centrally managed debt maturity being 9.9 years at 31 December 2020 (9.1 years at 31 December 2019)) and using part of the proceeds to repurchase and redeem higher coupon debt maturing in 2021 and 2022. The effect of the early redemption was to reduce the amount of debt due for repayment in 2022, thereby reducing repayment and refinancing risk given the uncertainty related to COVID-19 and associated volatility in the markets.

Also in 2020, in the context of COVID-19, the Group arranged short-term bilateral facilities with core relationship banks, with £3.4 billion available at 31 December 2020, further strengthening the Group’s liquidity position and providing an alternative source of cost-effective, short-term funding for the Group. At 31 December 2020, the facilities were undrawn. As part of the management of liquidity, funding and interest rate risk, the Group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, tender offers or other means.

The Group defines net debt as borrowings including related derivatives, less cash and cash equivalents and current investments held at fair value. Closing net debt was £40,241 million (31 December 2019: £42,574 million). A reconciliation of borrowings to net debt is provided below.

	As at 31 December
	2020	2019	Change
	£m	£m	%
Borrowings (including lease liabilities)	(43,968)	(45,366)	-3.1%
Derivatives in respect of net debt	346	143	+142%
Cash and cash equivalents	3,139	2,526	+24.3%
Current investments held at fair value	242	123	+96.7%
Net debt	(40,241)	(42,574)	-5.5%
Maturity profile of net debt:
Net debt due within one year	(635)	(4,947)	-87.2%
Net debt due beyond one year	(39,606)	(37,627)	+5.3%
Net debt	(40,241)	(42,574)	-5.5%

The movement in net debt includes the free cash flow, after payment of dividends to shareholders, of £2,550 million (31 December 2019: £1,921 million) as described on page 15. Also impacting the carrying value of net debt at the balance sheet date are other cash outflows related to share schemes and investing activities totalling £210 million (31 December 2019: £312 million), net debt acquired (£95 million) in respect of the acquisition of a distribution company in the Middle East, other non-cash movements of £171 million and foreign exchange impacts related to the revaluation of foreign currency denominated net debt balances of £69 million (31 December 2019: £873 million). These movements can be summarised as follows:

	As at 31 December
	2020	2019	Change
	£m	£m	%
Opening net debt	(42,574)	(44,351)	-4.0%
Lease liabilities (adoption of IFRS 16)	-	(607)	-100%
Opening net debt (including IFRS 16)	(42,574)	(44,958)	-5.3%
Free cash inflow (after dividends)	2,550	1,921	+32.7%
Other cash payments	(210)	(312)	-32.5%
Net debt acquired	95	-	n/m
Other non-cash movements	(171)	(98)	+74.5%
Foreign exchange	69	873	-92.1%
Closing net debt	(40,241)	(42,574)	-5.5%

Other Financial Information

BORROWINGS AND NET DEBT cont…
Adjusted net debt to adjusted EBITDA

For the purposes of assessing the Group’s ability to service and repay borrowings, the Group uses the ratio of adjusted net debt to adjusted EBITDA. Adjusted EBITDA is defined as profit for the year (earnings) before net finance costs, taxation on ordinary activities, share of post-tax results of associates and joint ventures, depreciation, amortisation, impairment costs and adjusting items. Please refer to page 53 for a reconciliation of adjusted EBITDA

The Group also adjusts net debt for the purchase price allocation adjustment to the debt, included within borrowings, acquired as part of the acquisition of Reynolds American Inc. This is an accounting adjustment and does not reflect the enduring repayment of the instrument. The Group Management Board believes that this additional measure, which is used internally to assess the Group’s financial capacity, is useful to the users of the financial statements in helping them to see how the Group’s financial capacity has changed over the year. The adjusted net debt position is provided below:

	As at 31 December
	2020	2019	Change
	£m	£m	%
Net debt	(40,241)	(42,574)	-5.5%
Purchase price allocation (PPA) adjustment to acquired debt	790	848	-6.8%
Adjusted net debt	(39,451)	(41,726)	-5.5%
Exchange	(46)	-
Adjusted net debt at constant rates	(39,497)	(41,726)	-5.3%

The Group’s ratio of adjusted net debt to adjusted EBITDA as at 31 December 2020, was 3.3x (2019: 3.5x) or 3.2x on a constant currency basis, as the Group is exposed to foreign exchange. This is driven by the relative movement of sterling against other currencies, primarily the euro (with sterling weakening from 1.180 €:£ (31 December 2019) to 1.117 €:£ (31 December 2020)) and the US dollar (against which sterling has strengthened from 1.325 US$:£ (31 December 2019) to 1.367 US$:£ (31 December 2020)) . When adjusted net debt at 31 December 2020 is translated at 2019 rates, adjusted net debt was 5.3% lower than the balance at 31 December 2019, at £39,497 million. The calculation of adjusted net debt to adjusted EBITDA is provided on page 53.
DIVIDENDS
The Board has declared an interim dividend of 215.6p per ordinary share of 25p for the year ended 31 December 2020, payable in four equal quarterly instalments of 53.9p per ordinary share in May 2021, August 2021, November 2021 and February 2022. This represents an increase of 2.5% on 2019 (2019: 210.4p per share), and a pay-out ratio, on 2020 adjusted diluted earnings per share, of 65.0%.

The quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register and to holders of American Depositary Shares (ADSs), each on the applicable record date below

Event (2021 unless stated)	Payment No. 1	Payment No. 2	Payment No. 3	Payment No. 4
Record date (JSE, LSE and NYSE)	26 March	9 July	1 October	24 December
Payment date (LSE and JSE)	12 May	19 August	11 November	9 February 2022
ADS payment date (NYSE)	17 May	24 August	16 November	14 February 2022

MANAGING THROUGH COVID-19

The Group’s response to the global COVID-19 pandemic continues to evolve and we expect the actions we take to develop over time as the needs of our people, our customers and society as a whole change.

We are steadfastly committed to supporting all our stakeholders throughout the COVID-19 pandemic, whether that be our workforce, customers, partners or suppliers. We have not furloughed any staff or utilised any government schemes (or subsidies) due to the pandemic, other than in respect of the deferral of tax instalment payments within the calendar year.

1.	Vaccine development

BAT’s US bio-tech subsidiary, Kentucky BioProcessing (KBP), is developing a potential vaccine for COVID-19. Its Initial New Drug application was approved by the US FDA in December 2020 and we are progressing through the first Phase I study of KBP’s COVID-19 vaccine candidate.

This move to human trials is the first phase of development that would, if successful, form part of the full-scale development programme that would aim to fully assess the safety and efficacy of the candidate vaccine.

KBP is a world leader in using plants to express, extract and purify proteins for use as vaccines and other pharmaceuticals. The candidate vaccine’s unique use of innovative fast-growing plant-based technology means rapid production of the vaccine’s active ingredients in around six weeks compared to several months using conventional methods. The vaccine also has the potential to be stable at room temperature, which could be a significant advantage for healthcare systems.

2.	Supporting employee wellbeing

The Group’s management is doing all that it can to make sure that employees working from home feel connected.

Most importantly, we are working to ensure that the health, safety and wellbeing of employees who are unable to work from home, and those in countries where lockdown restrictions are not in place, are protected in their workplace.

For all employees, we are making sure they are aware of the extensive wellbeing support available to them, including:

●	Online medical consultations;

●	Counselling services; and

●	Mental health support.

3.	Delivering in a time of crisis

The Group continues to navigate the challenges and impacts of COVID-19 with effective crisis management and risk management processes in place and remains a financially resilient business. Our Board has maintained close oversight of the Group’s response to the impact of COVID-19 throughout this period.

Managing through the crisis
Keeping our global operations up and running is a priority for all of us.  The Group has a series of Crisis Management Teams (CMT) at the global, regional and market levels, consisting of senior management with relevant expertise, to ensure we are responding to the unfolding crisis in an effective and agile way. More recently, our CMTs have been turning their attention to what it will mean to emerge from lockdown situations and sensibly, carefully and thoughtfully begin the return to a normalised working environment.

As part of the Group’s ongoing risk management processes, specific challenges that have arisen as part of COVID-19 have been planned for and reviewed with mitigating actions put in place. This includes potential issues from supply chain disruption, government mandated shutdowns and other issues that may affect the Group’s ability to operate. During 2020, there have been extended government mandated factory closures and other distribution restrictions in South Africa, Mexico and Argentina, and a more significant impact on product accessibility in a number of Emerging Markets, particularly Bangladesh, Vietnam and Malaysia. These restrictions eased during the second half of 2020, although the restrictions on international travel continue to affect our GTR business.

Whilst COVID-19 has brought about an unprecedented set of circumstances, the Group’s investment in IT infrastructure, maintenance of a flexible manufacturing footprint, thorough disaster recovery plans and liquidity and funding position have ensured the impact of COVID-19 has been minimised, whilst continuing to operate an effective control environment. The timing of the operation of certain controls has been affected, including the timing of stock counts, but there have been no material control weaknesses identified.

Managing through COVID-19 cont…

Financially resilient
COVID-19 has impacted the financial performance of the Group, with an estimated net headwind to revenue of 2.5% in 2020. The Group has also incurred additional costs in its supply chain, including within factories and logistics which, whilst not material at approximately £145 million, have been absorbed by the Group’s operating performance, demonstrating our ability to manage uncertainty and continue to deliver.

Developed Markets have generally been more resilient, particularly the US, whilst factory closures and other distribution restrictions have impacted South Africa, Mexico and Argentina, with a more significant impact on product accessibility in a number of Emerging Markets, particularly Bangladesh, Vietnam and Malaysia. Our GTR business has been significantly impacted due to the continued reduction in cross border travel, particularly in airports. GTR is not material to the Group’s financial performance, but has negatively impacted 2020 by approximately 1% on Group cigarette and THP volume.

Despite challenging circumstances, the New Categories business has grown revenue by 15.4% (at constant rates of exchange) in 2020. COVID-19 impacted planned consumer activation plans in key markets including Japan, US and across Europe, as well as supply disruption, closure of vape stores and out-of-stocks earlier in the year, whilst also delaying the planned migration of our New Categories products to our global brands of Vuse (in vapour) and Velo in (Modern Oral).

The Group remains financially resilient as:

●	Plans to deleverage the balance sheet remain on track and are forecasted to be around 3x adjusted net debt to adjusted EBITDA by the end of 2021;

●	Operating cashflow conversion of 103% is ahead of 2019 despite the volatility in the supply chain and the associated impacts in working capital;

●	Capital expenditure and investment plans have been largely unaffected by COVID-19; and

●	The Group acted to de-risk future financing by:

o	accessing the US dollar and European debt capital markets during 2020, raising a total of £8.9 billion and locking in favourable interest rates;

o	repurchasing and redeeming, ahead of maturity, £3.1 billion of bonds with maturities in 2021/2022;

o
refinancing its £6 billion revolving credit facility consisting of a £3 billion 364-day tranche (with two one-year extension options and a one-year term-out option), and a £3 billion five-year tranche (with two one-year extension options). The facility no longer contains a financial covenant. Subsequent to the year-end, in February 2021, the Group extended £2.85 billion of the 364-day tranche from March 2021 to March 2022 and £2.85 billion of the five-year tranche from March 2025 to March 2026 (with £3 billion of this tranche remaining available until March 2025). As at 31 December 2020, the facility remains undrawn;

o	arranging short-term bilateral facilities with core relationship banks with £3.4 billion available at 31 December 2020. These bilateral facilities were undrawn at 31 December 2020; and

o	maintaining the US$4 billion commercial paper and £3 billion euro commercial paper programmes, under which no commercial paper was outstanding drawn at 31 December 2020 (2019: £1,056 million drawn).

This demonstrates the financial resources available to the Group, providing additional financial security with which to navigate and respond to COVID-19 and, accordingly, we do not expect to require any government assistance as the pandemic continues to progress.

The Group reviews and monitors the performance of its non-financial assets (including goodwill) in line with the requirements of IAS 36 Impairment of Assets. As demonstrated above, COVID-19 has had an impact on the ability of certain of our markets (including South Africa) to conduct normal operations. Accordingly, the Group has considered this to be a trigger to review the carrying value of its significant non-financial assets.

This review identified that the carrying value of goodwill largely in respect of the Group’s operations in Malaysia and the acquisition of Twisp (in South Africa) were impaired due to the ongoing trading environment, and a charge of £209 million has been recognised as a non-cash adjusting item in the year.

Following the application of a reasonable range of sensitivities to all the cash-generating units (including in South Africa given the ongoing risks associated with COVID-19) there were no further indications of any additional impairment at the balance sheet date. Further information will be available in the Group’s 2020 Annual Report and 20-F.

Managing through COVID-19 cont…

Outlook
The Group’s response to the global COVID-19 pandemic continues to evolve as the pandemic progresses and develops. As such we expect the actions we take to develop over time as the needs of our people, our customers and society as a whole change.

The Group remains financially robust, with the Directors’ reiterating the commitment to the Group’s dividend policy of 65% adjusted diluted EPS, demonstrating the confidence in the Group’s ability to continue to navigate COVID-19 with the associated macro and socio-economic challenges and uncertainty this international crisis brings.

4.	Testing and logistical support

We have continued to evolve the forms of direct support we have deployed to address the global impact of COVID-19. In addition to the COVID-19 vaccine candidate that is in development by our US bio-tech subsidiary, KBP, we have:

●	Loaned testing equipment to the UK government;

●	Provided access to 3D printers to help produce protective face shields;

●	Manufactured and distributed medical and hygiene equipment to vulnerable communities; and

●	Donated to many funds around the world focussing on supporting local COVID-19 responses.

As the COVID-19 situation evolves, the type of support required globally, and in the communities where we operate, will undoubtedly change. BAT’s support around the world will adapt and evolve, responding to the ever-changing needs that this crisis creates.

5.	Supporting suppliers and communities

Our response to COVID-19 has been developed to incorporate the needs of wider stakeholder groups, including our smaller suppliers and those living in tobacco growing communities.

Some tobacco growing communities may be particularly vulnerable to both the virus and the economic implications of a global pandemic. We are taking great care that we don’t increase the immediate vulnerability of these communities and are committed to supporting them during the inevitable economic recovery that will follow.

We are working to support our smaller suppliers across the globe who may be struggling with cashflow issues by ensuring that, where needed, they are paid earlier than existing payment terms require or by extending payment terms to those customers who have expressed concerns.

OTHER INFORMATION

FOREIGN CURRENCIES
The principal exchange rates used to convert the results of the Group’s foreign operations to pound sterling for the purposes of inclusion and consolidation within the Group’s financial statements are indicated in the table below. Where the Group has provided results “at constant rates of exchange” this refers to the translation of the results from the foreign operations at rates of exchange prevailing in the prior period – thereby eliminating the potentially distorting impact of the movement in foreign exchange on the reported results.

The principal exchange rates used were as follows:
	Average		Closing
	2020	2019	2020	2019
Australian dollar	1.862	1.836	1.771	1.885
Brazilian real	6.616	5.035	7.100	5.329
Canadian dollar	1.720	1.694	1.741	1.718
Euro	1.125	1.140	1.117	1.180
Indian rupee	95.097	89.898	99.880	94.558
Japanese yen	137.017	139.234	141.131	143.967
Russian rouble	92.844	82.623	101.106	82.282
South African rand	21.099	18.437	20.079	18.525
US dollar	1.284	1.277	1.367	1.325

RISKS AND UNCERTAINTIES
During the year, the Board carried out a robust assessment of the principal risks and uncertainties facing the Group, including those that would threaten its business model, future performance, solvency, liquidity and viability. As part of that assessment, the Board reviewed all the risks, both individually and collectively, as they relate to the impact of COVID-19 on the performance of the Group.

The COVID-19 pandemic may have a lasting impact on operations, suppliers, customers and our people. The governments of the countries in which we operate and sell our products will adjust as they tackle the socio-economic impact of the pandemic. This could lead to increased risk of regulation, affect the ability to realise revenue growth due to consumer down-trading, excise increases or higher illicit trade, whilst also potentially impacting the supply chain, financial markets and customer credit risk. The impact of these risks is difficult to ascertain and potentially unforeseen during this period of uncertainty.

During the first half of 2020, the Board assessed that it was appropriate to include COVID-19 as a Group principal risk as reported in the Half-year Report. However, as new working practices are implemented to reflect the current operating environment and associated risks are incorporated into existing Group risks (including principal risks noted below), the Group no longer maintains COVID-19 as a separate principal risk.

All Group risks are managed individually and collectively by management and overseen by the Board.

Following the reviews undertaken in the year, the principal risks facing the Group remain broadly unaltered. However, during the year, Directors recommended a change in the name in the risk related to the development and commercialisation of New Categories to better reflect the underlying risk being managed. The principal risks facing the Group are summarised under the headings of:

●	Competition from illicit trade;
●	Tobacco, New Categories and other regulation interrupts the growth strategy;
●	Disputed taxes, interest and penalties;
●	Inability to develop, commercialise and deliver the New Categories strategy;
●	Market size reduction and consumer down-trading;
●	Litigation;
●	Significant increases or structural changes in tobacco, nicotine and New Categories related taxes;
●	Foreign exchange rate exposures;
●	Geopolitical tensions;
●	Solvency and liquidity; and
●	Injury, illness or death in the workplace.

A summary of all the risk factors (including the principal risks) which are monitored by the Board through the Group’s risk register will be included in the Annual Report and Form 20-F for the year ended 31 December 2020.

OTHER INFORMATION

UPDATE ON INVESTIGATIONS INTO MISCONDUCT ALLEGATIONS
The Group has been investigating, and is aware of governmental authorities’ investigations into, allegations of misconduct. The Group is cooperating with the authorities’ investigations, including the DOJ and OFAC in the United States, which are conducting an investigation into suspicions of breach of sanctions.

In January 2021, the Group was informed that the investigation by UK’s Serious Fraud Office (SFO) into suspicions of corruption in the conduct of business by Group companies and associated persons had been closed. The SFO stated that it would  continue to offer assistance to the ongoing investigations of other law enforcement partners.

The potential for fines, penalties or other consequences cannot currently be assessed. As the investigations are ongoing, it is not yet possible to identify the timescale in which these matters might be resolved.

UPDATE ON QUEBEC CLASS ACTION AND CCAA
In 2015, the plaintiffs in the two certified classes in Quebec were awarded damages and interest in the amount of CAD$15.6 billion (£9 billion), of which Imperial Tobacco Canada Ltd’s (ITCAN) share is CAD$10.4 billion (£6 billion). Also in 2015, the Quebec Court of Appeal upheld the Order for Security, of which ITCAN’s share was CAD$758 million (£436 million), which has been paid in full to the Court escrow account as required by the judgment. Following the decision of the Quebec Court of Appeal in Montreal, the Board of Directors of ITCAN reassessed the recoverability of the deposit and the Group recognised a charge against the income statement of £436 million in 2019.  As a consequence, in the Group’s consolidated balance sheet the deposit has been utilised against the current estimate of the liability.

Further, on 12 March 2019, ITCAN obtained an Initial Order from the Ontario Superior Court of Justice granting it protection under the Companies’ Creditors Arrangement Act (CCAA). This has the effect of staying all current tobacco litigation in Canada against ITCAN and other Group companies (the “Stays”). The Stays are currently in place until 31 March 2021. While the Stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to ITCAN, certain of its subsidiaries or any other Group company.

In addition to Quebec, across Canada, other tobacco plaintiffs and provincial governments are collectively seeking significant damages which substantially exceed ITCAN’s total assets. In seeking protection under the CCAA, ITCAN will look to resolve not only the Quebec case but also all other tobacco litigation in Canada under an efficient and court supervised process, while continuing to trade in the normal course.

Under the terms of CCAA, the court appointed FTI Consulting Canada Inc. to act as a monitor. This monitor has no operational input and is not involved in the management of the business. The Group considers that ITCAN continues to meet the requirements of IFRS 10 Consolidated Financial Statements, and, until such requirements are not met, the Group will continue to consolidate the results of ITCAN. The £2.3 billion of goodwill relating to ITCAN on the Group’s balance sheet at 31 December 2020 will continue to be reviewed on a regular basis. Any potential future impairment charge would result in a non-cash charge to the income statement that would be treated as an adjusting item.

Please refer to “Contingent Liabilities and Financial Commitments” below (page 40) and the 2019 Annual Report and Form 20-F, note 27 Contingent Liabilities and Financial Commitments for a full discussion on the case.

BANGLADESH
In Bangladesh, on 25 July 2018, the Appellate Division of the Supreme Court of Bangladesh reversed the decision of the High Court against BAT Bangladesh in respect of the retrospective demands for VAT and Supplementary Duty amounting to approximately £154 million. On 3 February 2020, the certified Court Order was received. The Government filed a Review Petition on 25 March 2020 in the Appellate Division of the Supreme Court of Bangladesh against the judgment. The matter is yet to be taken up for hearing.

OTHER INFORMATION

CHANGES IN THE GROUP
On 20 October 2020, the Group completed the acquisition of the nicotine pouch product assets of Dryft Sciences, LLC (Dryft), a US-based Modern Oral nicotine product company, for consideration of up to US$150 million payable in accordance with the achievement of certain milestones. The acquisition expands the Group’s Modern Oral portfolio in the US, from 4 to 28 product variants and follows the acceptance of Dryft’s recent PMTA submission for filing by the US FDA. The enhanced portfolio will include a wider range of nicotine strengths and flavours, providing adult nicotine consumers with a greater degree of choice, covering all key consumer preferences. This will significantly strengthen BAT’s portfolio in a fast-growing nicotine category in the US and is a further demonstration of BAT’s continued commitment to its purpose to build A Better TomorrowTM by reducing the health impact of its global business.

On 12 November 2020, the Group acquired 100% of the share capital in Eastern Tobacco Company for Trading, formerly known as Rafique Mohammed Sudki Jad Establishment for Trading when acting as the Group’s distributor in Saudi Arabia, for £50 million (SAR 246 million). Goodwill of £36 million, trademarks and similar intangibles of £39 million, and £96 million of cash and cash equivalents, were recognised on acquisition.

The transactions and results of these changes are immaterial to the Group and so organic measures, excluding the results of these acquisitions, are not presented.

CHANGES TO THE MAIN BOARD
As previously announced, Luc Jobin will succeed Richard Burrows as Chairman of British American Tobacco p.l.c.. This will take effect from the conclusion of the Company’s Annual General Meeting (AGM) on 28 April 2021. In order to ensure an effective transition of the leadership of the Board, Mr Jobin will be appointed as Chairman Designate of BAT effective 1 March 2021.

Mr Burrows will step down as Chairman and will retire from the Board from the conclusion of the Company’s 2021 AGM. Mr Burrows joined the Board as an independent Non-Executive Director in September 2009 and was appointed Chairman in November 2009.

Also in 2020:

●	Kieran Poynter retired, as planned, from the Board following the AGM in April 2020;
●	Karen Guerra joined the Board as an independent Non-Executive Director and member of the Nominations and Remuneration Committees on 14 September 2020; and
●	Darrell Thomas joined the Board as an independent Non-Executive Director and member of the Nominations and Audit Committees on 7 December 2020.

OTHER INFORMATION

EXTERNAL RECOGNITION IN RESPECT OF SUSTAINABILITY
The Group continues to be recognised for its ESG performance, building on the numerous ESG related awards BAT has won in the past:
Year	Award/rating	Environmental	Social	Governance
2020	Dow Jones Sustainability Indices (DJSI): World Index & Industry leader	✔	✔	✔
	Disability Confident Committed employer under the UK Government’s accreditation scheme		✔
	MSCI: BBB rating	✔	✔	✔
	Vigeo Eiris: 88% score	✔	✔	✔
	Sustainalytics: 27.8 score	✔	✔	✔
	Corporate Reporting Awards (CRRA): Openness and Transparency			✔
	Carbon disclosure Project (CDP): Climate A and Water A-	✔
	S&P Global Sustainability Yearbook Award: Gold Class	✔	✔	✔
	Sustainability, Environmental Achievement and Leadership (SEAL) Awards: top 50 companies	✔	✔	✔
	Global Top Employer		✔
	FT Leader in Diversity		✔
	Gartner Supply Chain Award: top 25 companies		✔
	Corporate Equality Index: best place to work for LGBTQ equality (Reynolds American Inc. and its operating companies)		✔
	Undergraduate Employability Awards: top Medium-sized Undergraduate Scheme (UK only)		✔
	Product of the Year: Vype ePod best e-cigarette		✔
2019	DJSI: World Index & Industry leader	✔	✔	✔
	RobecoSAM Sustainability Award: Gold Class	✔	✔	✔
	MSCI: BBB rating	✔	✔	✔
	Vigeo Eiris: 83% score	✔	✔	✔
	CDP: Climate A and Water B	✔
	Global Child Forum benchmark: leader status		✔
	Global Top Employer		✔
	Workforce Disclosure Initiative (WDI): industry leader		✔
	International Women’s Day: best practice winner		✔
	Product of the Year: Vype ePod best e-cigarette		✔
2018	DJSI: World Index & Industry leader	✔	✔	✔
	RobecoSAM Sustainability Award: Gold Class	✔	✔	✔
	MSCI: A rating	✔	✔	✔
	CDP: Climate B and Water B-	✔
	Global Top Employer		✔
	WDI: industry leader		✔
	International Women’s Day: best practice winner		✔
	Fortune best workplaces: best in manufacturing and production (Reynolds American Inc and its operating companies)		✔
	dotCOMM Awards: best ebook for Science & Technology Report			✔
2017	DJSI: World Index & Industry leader	✔	✔	✔
	RobecoSAM Sustainability Award: Silver Class	✔	✔	✔
	MSCI: A rating	✔	✔	✔
	CDP: Climate A- and Water A-	✔
	Thomas Reuters Diversity & Inclusion Index		✔
	Most engaged workplaces: ‘Elite 8’ Top Category Winner for “Vision & Values” (Reynolds American Inc and its operating companies)		✔
	Modern Slavery ranking: top 5 in the FTSE for disclosure and action		✔
	PETA International Science Consortium: significant contribution to help advance non-animal testing			✔
2016	DJSI: Europe Index	✔	✔	✔
	RobecoSAM Sustainability Award: Gold Class	✔	✔	✔
	MSCI: BBB rating	✔	✔	✔
	CDP: Climate A- and Water B	✔
	Thomas Reuters Diversity & Inclusion Index		✔
	Institute of Director’s Good Governance report: no.1 ranking in the FTSE			✔

GOING CONCERN
A description of the Group’s business activities, its financial position, cash flows, liquidity position, facilities and borrowings position, together with the factors likely to affect its future development, performance and position, are set out in this announcement.  Further information will be provided in the Strategic Report and in the Notes on the Accounts, all of which will be included in the 2020 Annual Report and Form 20-F.

The Group has, at the date of this announcement, sufficient existing financing available for its estimated requirements for at least the next 12 months. This, together with the ability to generate cash from trading activities, the performance of the Group’s Strategic Portfolio, its leading market positions in a number of countries and its broad geographical spread, as well as numerous contracts with established customers and suppliers across different geographical areas and industries, provides the Directors with the confidence that the Group is well placed to manage its business risks successfully through the ongoing uncertainty and risks associated with COVID-19 and its impact on the current financial conditions and the general outlook in the global economy.

After reviewing the Group’s forecast financial performance and financing arrangements, the Directors consider that the Group has adequate resources to continue operating and that it is therefore appropriate to continue to adopt the going concern basis in preparing the Annual Report and Form 20-F.

OTHER INFORMATION

ENQUIRIES

INVESTOR RELATIONS:		PRESS OFFICE:
Mike Nightingale Victoria Buxton William Houston John Harney	+44 (0)20 7845 1180 +44 (0)20 7845 2012 +44 (0)20 7845 1138 +44 (0)20 7845 1263	Press Office	+44 (0)20 7845 2888

Webcast and Conference Call              Participant Passcode: BAT Prelims
A webcast of the results is available via www.bat.com/latestresults on 17 February 2021 from 08.30 GMT, with a live Q&A at 09.30 GMT.
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FINANCIAL STATEMENTS (AUDITED)

GROUP INCOME STATEMENT

For the years ended 31 December	2020	2019
	£m	£m
Revenue [1]	25,776	25,877
Raw materials and consumables used	(4,583)	(4,599)
Changes in inventories of finished goods and work in progress	445	162
Employee benefit costs	(2,744)	(3,221)
Depreciation, amortisation and impairment costs	(1,450)	(1,512)
Other operating income	188	163
Loss on reclassification from amortised cost to fair value	(3)	(3)
Other operating expenses	(7,667)	(7,851)
Profit from operations	9,962	9,016
Net finance costs	(1,745)	(1,602)
Finance income	50	84
Finance costs	(1,795)	(1,686)
Share of post-tax results of associates and joint ventures	455	498
Profit before taxation	8,672	7,912
Taxation on ordinary activities	(2,108)	(2,063)
Profit for the year	6,564	5,849
Attributable to:
Owners of the parent	6,400	5,704
Non-controlling interests	164	145
	6,564	5,849
Earnings per share
Basic	280.0p	249.7p
Diluted	278.9p	249.0p

All of the activities during both years are in respect of continuing operations.

The accompanying notes on pages 32 to 43 form an integral part of this condensed consolidated financial information.

1 Revenue is net of duty, excise and other taxes of £39,172 million and £39,826 million for the years ended 31 December 2020 and 31 December 2019, respectively.

FINANCIAL STATEMENTS (AUDITED)

GROUP STATEMENT OF COMPREHENSIVE INCOME

For the years ended 31 December	2020	2019
	£m	£m
Profit for the year (page 26)	6,564	5,849
Other comprehensive expense
Items that may be reclassified subsequently to profit or loss:	(2,997)	(3,216)
Differences on exchange	(2,597)	(2,967)
Cash flow hedges
– net fair value losses	(257)	(246)
– reclassified and reported in profit for the year	90	53
Net investment hedges
– net fair value (losses)/gains	(16)	21
– differences on exchange on borrowings	(163)	(18)
Associates – share of OCI, net of tax	(98)	(115)
Tax on items that may be reclassified	44	56
Items that will not be reclassified subsequently to profit or loss:	55	(507)
Retirement benefit schemes
– net actuarial gains/(losses)	105	(582)
– surplus recognition	10	(7)
Associates – share of OCI, net of tax	(34)	7
Tax on items that will not be reclassified	(26)	75
Total other comprehensive expense for the year, net of tax	(2,942)	(3,723)
Total comprehensive income for the year, net of tax	3,622	2,126

Attributable to:
Owners of the parent	3,474	2,000
Non-controlling interests	148	126
	3,622	2,126

The accompanying notes on pages 32 to 43 form an integral part of this condensed consolidated financial information.

FINANCIAL STATEMENTS (AUDITED)

GROUP STATEMENT OF CHANGES IN EQUITY

2020	Attributable to owners of the parent
	Share capital	Share premium, capital redemption and merger reserves	Other reserves	Retained earnings	Total attributable to owners of parent	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2020	614	26,609	(3,555)	40,234	63,902	258	64,160
Total comprehensive (expense)/income for the year comprising: (page 27)	-	-	(3,012)	6,486	3,474	148	3,622
Profit for the year (page 26)	-	-	-	6,400	6,400	164	6,564
Other comprehensive (expense)/income for the year (page 27)	-	-	(3,012)	86	(2,926)	(16)	(2,942)
Other changes in equity
Cash flow hedges reclassified and reported in total assets	-	-	(33)	-	(33)	-	(33)
Employee share options
– value of employee services	-	-	-	88	88	-	88
– proceeds from new shares issued	-	2	-	-	2	-	2
– treasury shares used for share option schemes	-	7	-	(7)	-	-	-
Dividends and other appropriations
– ordinary shares	-	-	-	(4,747)	(4,747)	-	(4,747)
– to non-controlling interests	-	-	-	-	-	(141)	(141)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	(17)	(17)	-	(17)
Other movements non-controlling interests	-	-	-	-	-	17	17
Other movements	-	-	-	4	4	-	4
Balance at 31 December 2020	614	26,618	(6,600)	42,041	62,673	282	62,955

2019	Attributable to owners of the parent
	Share capital	Share premium, capital redemption and merger reserves	Other reserves	Retained earnings	Total attributable to owners of parent	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2019	614	26,606	(333)	38,557	65,444	244	65,688
Total comprehensive (expense)/income for the year comprising: (page 27)	-	-	(3,190)	5,190	2,000	126	2,126
Profit for the year (page 26)	-	-	-	5,704	5,704	145	5,849
Other comprehensive expense for the year (page 27)	-		(3,190)	(514)	(3,704)	(19)	(3,723)
Other changes in equity
Cash flow hedges reclassified and reported in total assets	-	-	(32)	-	(32)	-	(32)
Employee share options
– value of employee services	-	-	-	115	115	-	115
– proceeds from new shares issued	-	3	-	-	3	-	3
Dividends and other appropriations
– ordinary shares	-	-	-	(3,476)	(3,476)	-	(3,476)
– to non-controlling interests	-	-	-	-	-	(148)	(148)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	(117)	(117)	-	(117)
Other movements non-controlling interests	-	-	-	-	-	36	36
Other movements	-	-	-	(35)	(35)	-	(35)
Balance at 31 December 2019	614	26,609	(3,555)	40,234	63,902	258	64,160

The accompanying notes on pages 32 to 43 form an integral part of this condensed consolidated financial information.

FINANCIAL STATEMENTS (AUDITED)

GROUP BALANCE SHEET

As at 31 December	2020	2019
	£m	£m
Assets
Non-current assets
Intangible assets	115,343	118,787
Property, plant and equipment	5,060	5,518
Investments in associates and joint ventures	1,796	1,860
Retirement benefit assets	714	430
Deferred tax assets	534	424
Trade and other receivables	242	248
Investments held at fair value	22	12
Derivative financial instruments	367	452
Total non-current assets	124,078	127,731
Current assets
Inventories	5,998	6,094
Income tax receivable	79	122
Trade and other receivables	3,721	4,093
Investments held at fair value	242	123
Derivative financial instruments	430	313
Cash and cash equivalents	3,139	2,526
	13,609	13,271
Assets classified as held-for-sale	3	3
Total current assets	13,612	13,274
Total assets	137,690	141,005
The accompanying notes on pages 32 to 43 form an integral part of this condensed consolidated financial information.

FINANCIAL STATEMENTS (AUDITED)

GROUP BALANCE SHEET – cont…

As at 31 December	2020	2019
	£m	£m
Equity – capital and reserves
Share capital	614	614
Share premium, capital redemption and merger reserves	26,618	26,609
Other reserves	(6,600)	(3,555)
Retained earnings	42,041	40,234
Owners of the parent	62,673	63,902
Non-controlling interests	282	258
Total equity	62,955	64,160
Liabilities
Non-current liabilities
Borrowings	39,927	37,804
Retirement benefit liabilities	1,524	1,459
Deferred tax liabilities	16,314	17,050
Other provisions for liabilities	387	388
Trade and other payables	1,064	1,034
Derivative financial instruments	41	287
Total non-current liabilities	59,257	58,022
Current liabilities
Borrowings	4,041	7,562
Income tax payable	868	683
Other provisions for liabilities	598	670
Trade and other payables	9,693	9,727
Derivative financial instruments	278	181
Total current liabilities	15,478	18,823
Total equity and liabilities	137,690	141,005
The accompanying notes on pages 32 to 43 form an integral part of this condensed consolidated financial information.

FINANCIAL STATEMENTS (AUDITED)

GROUP CASH FLOW STATEMENT

For the years ended 31 December	2020	2019
	£m	£m
Cash flows from operating activities
Cash generated from operating activities (page 36)	11,567	10,948
Dividends received from associates	351	252
Tax paid	(2,132)	(2,204)
Net cash generated from operating activities	9,786	8,996
Cash flows from investing activities
Interest received	48	80
Purchases of property, plant and equipment	(511)	(664)
Proceeds on disposal of property, plant and equipment	44	34
Purchases of intangibles	(244)	(151)
Purchases of investments	(343)	(191)
Proceeds on disposals of investments	184	339
Investment in associates and acquisitions of other subsidiaries net of cash acquired	39	(86)
Net cash used in investing activities	(783)	(639)
Cash flows from financing activities
Interest paid	(1,737)	(1,601)
Interest element of lease liabilities	(26)	(32)
Capital element on lease liabilities	(164)	(154)
Proceeds from increases in and new borrowings	9,826	4,247
Outflows relating to derivative financial instruments	(283)	(564)
Purchases of own shares held in employee share ownership trusts	(18)	(117)
Reductions in and repayments of borrowings	(10,633)	(5,640)
Dividends paid to owners of the parent	(4,745)	(4,598)
Capital injection from non-controlling interests	17	20
Dividends paid to non-controlling interests	(136)	(157)
Other	2	3
Net cash used in financing activities	(7,897)	(8,593)
Net cash flows from/(used in) operating, investing and financing activities	1,106	(236)
Differences on exchange	(253)	(57)
Increase/(decrease) in net cash and cash equivalents in the year	853	(293)
Net cash and cash equivalents at 1 January	2,035	2,328
Net cash and cash equivalents at year end	2,888	2,035
Cash and cash equivalents per balance sheet	3,139	2,526
Overdrafts and accrued interest	(251)	(491)
Net cash and cash equivalents at year end	2,888	2,035
The accompanying notes on pages 32 to 43 form an integral part of this condensed consolidated financial information. The net cash outflows relating to the adjusting items within profit from operations on pages 33 and 34, included in the above, are £732 million (31 December 2019: £564 million).

Notes to the Financial Statements

ACCOUNTING POLICIES AND BASIS OF PREPARATION
The condensed consolidated financial information has been extracted from the Annual Report and Form 20-F, including the audited financial statements for the year ended 31 December 2020.  This condensed consolidated financial information does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006.

The Group prepares its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and international accounting standards in conformity with the requirements of the Companies Act 2006, and in accordance with International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union (EU) (‘IFRS as adopted by the EU’). IFRS as adopted by the EU and international accounting standards in conformity with the requirements of the Companies Act 2006 differ in certain respects from IFRS as issued by the IASB. The differences have no impact on the Group’s consolidated financial statements for the periods presented.

These condensed financial statements have been prepared under the historical cost convention, except in respect of certain financial instruments. They are prepared on a basis consistent with the IFRS accounting policies as set out in the Annual Report for the year ended 31 December 2019.

The preparation of these condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities at the date of these condensed consolidated financial statements. Such estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances and constitute management’s best judgement at the date of the condensed consolidated financial statements. The key estimates and assumptions were the same as those that applied to the consolidated financial information for the year ended 31 December 2019, apart from updating the assumptions used to determine the carrying value of liabilities for retirement benefit schemes. The Group has reviewed the carrying value of the significant investments (due in part to the potential impact of COVID-19 across the Group and ongoing challenging trading conditions in certain markets) and determined that, other than in respect of goodwill and trademarks mainly related to Malaysia and Twisp (in South Africa), no impairment is required. In the future, actual experience may deviate from these estimates and assumptions, which could affect these condensed consolidated financial statements as the original estimates and assumptions are modified, as appropriate, in the year in which the circumstances change.

As discussed on page 24, after reviewing the Group’s forecast financial performance and financing arrangements, the Directors consider that the Group has adequate resources to continue operating and that it is therefore appropriate to continue to adopt the going concern basis in preparing the Annual Report and Form 20-F.

ADJUSTING ITEMS
Adjusting items are significant items of income or expense in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance because of their size, nature or incidence. In identifying and quantifying adjusting items, the Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting. These items are separately disclosed in the segmental analyses or in the notes to the accounts as appropriate.

The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance and are used to derive the Group’s principal non-GAAP measures of adjusted revenue, adjusted profit from operations, adjusted diluted earnings per share, and operating cash flow conversion ratio,  all of which are before the impact of adjusting items and which are reconciled from revenue, profit from operations, diluted earnings per share, cash conversion ratio and net cash generated from operating activities.

Notes to the Financial Statements

ANALYSIS OF REVENUE AND PROFIT FROM OPERATIONS BY SEGMENT
Years ended 31 December					2020			2019
	Reported	Adj Items[1]	Adjusted	Exchange	Adjusted at CC2	Reported	Adj Items[1]	Adjusted
	£m	£m	£m	£m	£m	£m	£m	£m
Revenue
US	11,473	-	11,473	63	11,536	10,373	-	10,373
APME	4,537	-	4,537	107	4,644	5,153	-	5,153
AMSSA	3,772	-	3,772	549	4,321	4,261	-	4,261
ENA	5,994	-	5,994	175	6,169	6,090	(50)	6,040
Total Region	25,776	-	25,776	894	26,670	25,877	(50)	25,827

Profit from Operations
US	4,975	809	5,784	32	5,816	4,410	626	5,036
APME	1,472	381	1,853	56	1,909	1,753	306	2,059
AMSSA	1,553	65	1,618	178	1,796	1,204	638	1,842
ENA	1,962	148	2,110	30	2,140	1,649	544	2,193
Total Region	9,962	1,403	11,365	296	11,661	9,016	2,114	11,130
Notes to the analysis of revenue and profit from operations above:
(1)	Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.
(2)	CC: constant currency – measures are calculated based on a re-translation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments.

ADJUSTING ITEMS INCLUDED IN REVENUE
Adjusting items in revenue relate to certain third-party contract manufacturing arrangements. The Group acquires and sells goods inclusive of excise, acquired from a third party under short-term arrangements, and then passed on to customers. This increased both revenue and cost of sales, with no impact to profit from operations but distorts operating margin. To better reflect the underlying performance of the Group, this uplift from excise in both revenue and cost of sales has been adjusted for, given the temporary nature of the arrangement. The arrangements either ceased in 2019 or were immaterial to the results of 2020 and have not been adjusted for in 2020.

ADJUSTING ITEMS INCLUDED IN PROFIT FROM OPERATIONS
Adjusting items are significant items in the profit from operations that individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. Additional details of the Group’s adjusting items will be included in the Annual Report and Form 20-F for the year ended 31 December 2020.

In summary, in 2020, the Group incurred £1,403 million (2019: £2,114 million) of adjusting items within profit from operations:

Years ended 31 December	2020	2019
	£m	£m
Restructuring and integration costs	408	565
Amortisation and impairment of trademarks and similar intangibles	339	481
Impairment of goodwill	209	194
(Credit)/charge in respect of an excise dispute in Russia	(40)	202
Charge in respect of Quebec Class Action	-	436
Charge in respect of MSA liabilities related to brands sold to a third party	400	-
Other adjusting items (largely other litigation including Engle)	87	236
Total adjusting items included in profit from operations	1,403	2,114

(a) Restructuring and integration costs
Restructuring costs reflect the costs incurred as a result of initiatives to improve the effectiveness and the efficiency of the Group as a globally integrated enterprise. These costs represent additional expenses incurred that are not related to the normal business and day-to-day activities. These initiatives include a review of the Group’s manufacturing operations, and the costs associated with Quantum, being the review of the Group’s organisational structure announced in 2019 to simplify the business and create a more efficient, agile and focused company.

Notes to the Financial Statements

Adjusting items included in profit from operations cont…
The costs of the Group’s initiatives together with the costs of integrating acquired businesses into existing operations, including acquisition costs, are included in profit from operations under the following headings:

Years ended 31 December	2020	2019
	£m	£m

Employee benefit costs	91	364
Depreciation, amortisation and impairment costs	151	63
Other operating expenses	166	145
Other operating income	-	(7)
Total	408	565

The adjusting charge in 2020 and 2019 relates to the ongoing restructuring costs associated with the implementation of revisions to the Group’s operating model, mainly in relation to Quantum. This programme is expected to deliver at least £1 billion of annualised savings over a three-year period (to 2022) and the charges include the cost of packages in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also cover the downsizing and factory rationalisation activities in ENA (Netherlands, Hungary and Russia) and APME (2019: ENA (Germany and Russia) and APME).

Also, in 2020, as a consequence of the significant increase in excise in Indonesia, a restructuring programme has been announced which includes the partial closure of the factory operations. As a result of this decision, a £69 million impairment has been recognised in respect of machinery. This impairment charge relates to some of the machinery in use as well machinery held for future use which, following the significant recent changes in consumer preferences, is not expected to be brought in to manufacturing in future. The charge in 2019 also included (in other operating income) amounts related to cash and reversal of deferred consideration associated with the acquisition of TDR d.o.o. (TDR).

(b) Amortisation and impairment of trademarks and similar intangibles
Acquisitions in previous years have resulted in the capitalisation of trademarks and similar intangibles including those which are amortised over their expected useful lives, which do not exceed 20 years. The amortisation and impairment charge of £339 million (2019: £481 million) is included in depreciation, amortisation and impairment costs in the income statement. The reduction in charges compared to 2019 was largely due to the recognition, in that year, of £63 million in relation to Kodiak, £29 million in respect of acquired New Categories brands that will be migrated to the Group’s global New Categories brands in line with the portfolio simplification agenda and £37 million in respect of VapeWild.

(c) Other
In 2020, the Group incurred £656 million (2019: £1,068 million) of other adjusting items. These included:

●
Impairment of goodwill of £209 million (2019: £194 million) within “depreciation, amortisation and impairment costs”. The charge in 2020 largely relates to Malaysia (£197 million) due to the ongoing challenging operating environment, including the continued level of illicit trade and an £11 million charge in respect of Twisp in South Africa. The charge in 2019 related to Indonesia from the Bentoel acquisition (£172 million), VapeWild (£12 million) and Highendsmoke (£10 million);

●
Other costs of £487 million (2019: £236 million) primarily includes litigation costs. In 2020, this included charges recognised in the year in respect of developments in cases regarding payment obligations under the state settlement agreements with Florida, Texas, Minnesota and Mississippi for brands previously sold to a third party. A total of £400 million was recognised following a decision in the Florida court (with respect to which the Group will continue to pursue indemnification remedies in a Delaware court) and following settlement discussions with other manufacturers and the states of Texas, Minnesota and Mississippi. The charge also includes £87 million (2019: £236 million) predominantly related to other litigation costs including Engle progeny;

●	Partly offset by a credit in 2020 of £40 million, recognised in relation to the excise dispute in Russia for which a charge of £202 million was recognised, and disclosed, in 2019.

The charge in 2019 also included £436 million in respect of the Quebec Class Action (as described on page 22).

Notes to the Financial Statements

Adjusting items included in profit from operations cont…

(d) Ongoing impairment review of assets
The Group reviews and monitors the performance of its non-financial assets (including goodwill) in line with the requirements of IAS 36 Impairment of Assets. COVID-19 has had an impact on the ability of certain of our markets to conduct normal operations and accordingly the Group has considered this to be a trigger to review the carrying value of its significant non-financial assets.

This review recognised that the suspension of operations in South Africa was not sufficient to lead to an impairment of goodwill in that market. However, the review did identify that the carrying value of the goodwill in relation to Malaysia was impaired due to the ongoing challenging operating environment, including the continued level of illicit trade as mentioned above, with the charge recognised as a non-cash, adjusting item.

Following the application of a reasonable range of sensitivities to all the cash-generating units (including South Africa), there was no other indication of any further impairment, other than with respect to Twisp (with the impairment noted earlier recognised ahead of the migration to Vuse). Furthermore, despite the challenging environment due to COVID-19 there was no material impairment of inventory or debtors in the year ended 31 December 2020.

ADJUSTING ITEMS INCLUDED IN NET FINANCE COSTS
In 2020, the Group incurred adjusting items within net finance costs of £153 million (2019: £80 million). This included:

●
net finance costs of £142 million (being interest costs of £157 million partly offset by fair value gains of £15 million) in relation to the early redemption and repurchase of bonds. A tender offer in October of £2,653 million was followed by a “make-whole” redemption of £462 million in November in respect of certain bonds;

●	interest of £21 million (2019: £28 million) in relation to the Franked Investment Income Group Litigation Order (FII GLO), as described on page 43; and

●	a net credit of £10 million (2019: charge of £50 million) largely in respect of the Russia excise dispute as disclosed in 2019.

All of the adjustments noted above have been included in the adjusted earnings per share calculation on page 38.

ADJUSTING ITEMS INCLUDED IN RESULTS OF ASSOCIATES AND JOINT VENTURES
The Group’s interest in ITC decreased from 29.46% to 29.42% as a result of ITC issuing ordinary shares under the company’s Employees Share Option Scheme. The issue of these shares and change in the Group’s share of ITC resulted in a gain of £17 million (2019: £25 million), which is treated as a deemed partial disposal and included in the income statement.

Also in 2020, ITC recognised a charge in respect of the cost of leaf tobacco stocks destroyed in a third-party warehouse fire, the Group’s share of which was £4 million.

The share of post-tax results of associates and joint ventures is after the adjusting items noted above, which are excluded from the calculation of adjusted earnings per share as set out on page 38.

ADJUSTING ITEMS INCLUDED IN TAXATION
The Group’s tax rate is affected by the adjusting items referred to below and by the inclusion of the share of associates’ and joint ventures’ post-tax profit in the Group’s pre-tax results.

Adjusting items in 2020 include a net credit of £35 million mainly relating to the release of a provision regarding the application of overseas withholding tax, the revaluation of deferred tax liabilities arising on trademarks recognised in the acquisition of Reynolds American Inc. in 2017 due to changes in US state tax rates and the excise dispute in Russia. The credit of £65 million in 2019 primarily related to changes in the US state tax rates in the year, relating to the revaluation of deferred tax liabilities arising on trademarks recognised on the Reynolds American Inc. acquisition in 2017.

As the above items are not reflective of the ongoing business, they have been recognised as adjusting items within taxation. The adjusting tax item also includes £287 million (2019: £373 million) in respect of the taxation on other adjusting items, which are described on pages 33 to 35. Refer to page 43 for the Franked Investment Income Group Litigation Order update. All of the adjustments noted above have been included in the adjusted earnings per share calculation on page 38.

Notes to the Financial Statements

CASH FLOW

Net cash generated from operating activities
Net cash generated from operating activities in the IFRS cash flows on page 31 includes the following items:

Years ended 31 December	2020	2019
	£m	£m

Profit from operations	9,962	9,016
Depreciation, amortisation and impairment	1,450	1,512
Increase in inventories	(144)	(371)
Decrease in receivables related to the charge in respect of the Quebec Class Action	-	436
Decrease/(increase) in trade and other receivables	300	(699)
Increase/(decrease) in provision for MSA	369	(124)
(Decrease)/Increase in trade and other payables	(320)	730
Decrease in net retirement benefit liabilities	(96)	(40)
Increase in other provisions	-	382
Other non-cash items	46	106
Cash generated from operating activities	11,567	10,948
Dividends received from associates	351	252
Tax paid	(2,132)	(2,204)
Net cash generated from operating activities	9,786	8,996

Net cash generated from operating activities increased by £790 million, primarily due to the higher profit from operations coupled with favourable working capital movements (notably in US driven by favourable timing of MSA payments) and higher dividends from the Group’s associate ITC. These were partially offset by the payment in 2020 of the 2019 settlement in respect of the excise dispute related to prior periods in Russia (£205 million), US litigation (including Engle progeny cases and £169 million in respect of the Florida judgment described earlier) and working capital movements driven by COVID-19 of £131 million.

Expenditure on research and development was approximately £307 million in 2020 (2019: £376 million) with a focus on products that could potentially reduce the risk associated with smoking conventional cigarettes.

Net cash used in investing activities
Net cash used in investing activities increased by £144 million to £783 million (2019: £639 million) largely due to a net outflow of £159 million (2019: £148 million net inflow) from short-term investment products, including treasury bills, partly offset by a reduction in purchases of property, plant and equipment of £153 million, compared to 2019 (2020: £511 million; 2019: £664 million).

Included within investing activities is gross capital expenditure which includes purchases of property, plant and equipment and purchases of intangibles. This includes the investment in the Group’s global operational infrastructure (including, but not limited to, the manufacturing network, trade marketing and IT systems). In 2020, the Group invested £648 million, a decrease of 20% on the prior year (2019: £807 million).

The Group expects gross capital expenditure in 2021 of £700 million mainly related to the ongoing investment in the Group’s operational infrastructure, including the expansion of our New Categories portfolio.

Net cash used in financing activities
Net cash used in financing activities was an outflow of £7,897 million in 2020 (2019: £8,593 million outflow). The 2020 outflow was mainly due to the payment of the dividend £4,745 million (2019: £4,598 million, with the increase due to the higher dividend per share) and higher interest paid in the year of £1,737 million (2019: £1,601 million) which in 2020 included charges in relation to the refinancing programme in the year. The Group repaid borrowings of £10.6 billion (including £3.1 billion as part of the Group’s liquidity management strategy to de-risk future financing). This was largely offset by £9.8 billion of new borrowings in the year, which included the £8.9 billion raised under the refinancing programme.

Notes to the Financial Statements

LIQUIDITY
The Treasury function is responsible for raising finance for the Group, managing the Group’s cash resources and the financial risks arising from underlying operations. All these activities are carried out under defined policies, procedures and limits, reviewed and approved by the Board, delegating oversight to the Finance and Transformation Director and Treasury function.

The Group has targeted an average centrally managed bond maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling year. As at 31 December 2020, the average centrally managed debt maturity of bonds was 9.9 years (31 December 2019: 9.1 years) and the highest proportion of centrally managed debt maturing in a single rolling 12-month period was 16.4% (31 December 2019: 18.6%).

The Group continues to maintain investment-grade credit ratings, with ratings from Moody’s/S&P at Baa2 (stable outlook)/BBB+ (stable outlook), respectively, with a medium-term target of Baa1/BBB+. The strength of the ratings has underpinned debt issuance and the Group is confident of its ability to successfully access the debt capital markets. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt on a net basis (at least 50% fixed on a net basis in the short to medium term). At 31 December 2020, the relevant ratios of floating* to fixed rate borrowings were 7:93 (2019: 18:82).

It is Group policy that short-term sources of funds (including drawings under both the US$4 billion commercial paper programme and £3 billion euro commercial paper programme) are backed by undrawn committed lines of credit and cash. As at 31 December 2020, no commercial paper was outstanding (31 December 2019: £1,056 million).

During 2020, in light of the uncertainty and volatility in the external markets, the Group has de-risked future financing requirements by:

●	accessing the debt capital markets, raising a total of US$8.7 billion in the US market and €1.7 billion and £0.5 billion in the European market (in aggregate £8.9 billion);
●	repurchasing and redeeming £3.1 billion of debt maturing in 2021 and 2022, reducing the “tower” of debt maturing in 2022;
●
refinancing its £6 billion revolving credit facility consisting of a £3 billion 364-day tranche (with two one-year extension options and a one-year term-out option), and a £3 billion five-year tranche (with two one-year extension options). The facility no longer contains a financial covenant. At 31 December 2020 the facility remained undrawn. Subsequent to the year-end, in February 2021, the Group extended £2.85 billion of the 364-day tranche from March 2021 to March 2022 and £2.85 billion of the five-year tranche from March 2025 to March 2026 (with £3 billion of this tranche remaining available until March 2025); and

●	signing bilateral bank facilities to act as a back stop contingency, with total facilities available, and undrawn, at 31 December 2020 of £3.4 billion.

These financing activities ensure that the Group has sufficient liquidity to service debt and other obligations.

* In relation to the Group’s floating rate borrowings and hedge instruments, there is exposure to uncertainty arising from changes in the USD LIBOR, EURIBOR and GBP LIBOR benchmarks. The Group believes that its contracts with interest rates based on these benchmarks adequately provide for alternate calculations of interest in the event that they are unavailable. The Group believes that any resulting ineffectiveness consequent to the Interest Rate Benchmark Reform is likely to be immaterial. Although these calculations may cause an administrative burden, the Group does not believe that these would materially adversely affect the Group or its ability to manage its interest rate risk.

Notes to the Financial Statements

RELATED PARTY DISCLOSURES
The Group’s related party transactions and relationships for 2019 were disclosed on pages 189 and 190 of the Annual Report and Form 20-F for the year ended 31 December 2019. In the year ended 31 December 2020, there were no material changes in related parties or related party transactions. Full details of the Group’s related party transactions as at 31 December 2020 will be included in the Annual Report and Form 20-F for the year ended 31 December 2020.

EARNINGS PER SHARE
Basic earnings per share were up 12.1% at 280.0p (2019: 249.7p) driven by the growth in operational performance and a lower effective tax rate, offset by higher net finance costs and a reduction in returns from associates and joint ventures.  Furthermore, whilst 2020 included charges in the US with regards to litigation related to the MSA on brands sold to a third party this was more than offset by the charges in 2019 in respect of Canada and the Russian excise dispute (as disclosed in 2019).

Before adjusting items (discussed on pages 33 to 35) and including the dilutive effect of employee share schemes, adjusted diluted earnings per share grew by 2.4% to 331.7p (2019: 323.8p) as the Group’s improved operating performance and reduced underlying tax rate more than offset higher interest charges, a decline in profit from associates and joint ventures and the translational foreign exchange headwind on the Group’s results. On a constant translational foreign exchange basis, adjusted diluted earnings per share were 5.5% higher at 341.4p.

Years ended 31 December	2020	2019
	pence	pence
Earnings per share
- basic	280.0	249.7
- diluted	278.9	249.0
Adjusted earnings per share
- basic	333.0	324.8
- diluted	331.7	323.8
Headline earnings per share
- basic	295.5	268.1
- diluted	294.4	267.3

Basic earnings per share are based on the profit for the year attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period (excluding treasury shares). For the calculation of the diluted earnings per share, the weighted average number of shares reflects the potential dilutive effect of employee share schemes.

Adjusted diluted earnings per share are calculated by taking the following adjustments into account (see pages 33 to 35):

Years ended 31 December	2020	2019
	pence	pence
Diluted earnings per share	278.9	249.0
Effect of restructuring and integration costs	14.9	20.3
Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	20.5	24.5
Effect of Quebec Class Action charge	-	13.6
Effect of the Russian excise dispute	(1.1)	8.1
Effect of retrospective guidance on overseas withholding tax	(1.8)	-
Effect of other adjusting items	16.7	8.1
Effect of associates’ adjusting items	(0.6)	(1.1)
Effect of other adjusting items in net finance costs	5.1	3.5
Effect of adjusting items in respect of deferred taxation	(0.9)	(2.2)
Adjusted diluted earnings per share	331.7	323.8

Notes to the Financial Statements

Earnings per share cont…

The presentation of headline earnings per share, as an alternative measure of earnings per share, is mandated under the JSE Listing Requirements.  It is calculated in accordance with Circular 1/2019 ‘Headline Earnings’ as issued by the South African Institute of Chartered Accountants.

Diluted headline earnings per share are calculated by taking the following adjustments into account:

Years ended 31 December	2020	2019
	pence	pence
Diluted earnings per share	278.9	249.0
Effect of impairment of intangibles and property, plant and equipment and held-for-sale assets (net of tax)	17.0	19.1
Effect of losses on disposal of property, plant and equipment, held-for-sale assets, partial/full implementation of IFRS 16 Leases and sale and leaseback (net of tax)	(0.8)	0.3
Issue of shares and changes in shareholding of associates	(0.7)	(1.1)
Diluted headline earnings per share	294.4	267.3

The following is a reconciliation of earnings to headline earnings, in accordance with the JSE Listing Requirements:

Years ended 31 December	2020	2019
	£m	£m
Earnings	6,400	5,704
Effect of impairment of intangibles and property, plant and equipment and held-for-sale assets (net of tax)	391	439
Effect of losses on disposal of property, plant and equipment, held-for-sale assets, partial/full implementation of IFRS 16 Leases and sale and leaseback (net of tax)	(18)	6
Issue of shares and changes in shareholding of associates	(17)	(25)
Headline earnings	6,756	6,124

The earnings per share are based on:

Years ended 31 December	2020		2019
	Earnings	Shares	Earnings	Shares
	£m	m	£m	m
Earnings per share
- basic	6,400	2,286	5,704	2,284
- diluted	6,400	2,295	5,704	2,291
Adjusted earnings per share
- basic	7,613	2,286	7,418	2,284
- diluted	7,613	2,295	7,418	2,291
Headline earnings per share
- basic	6,756	2,286	6,124	2,284
- diluted	6,756	2,295	6,124	2,291

Notes to the Financial Statements

CONTINGENT LIABILITIES AND FINANCIAL COMMITMENTS
The Group has contingent liabilities in respect of litigation, taxes and guarantees in various countries. These are described below, are further described in Note 27 to the 2019 Annual Report and Accounts and Form 20-F and will be included in the 2020 Annual Report and Accounts and Form 20-F. The Group is subject to contingencies pursuant to requirements that it complies with relevant laws, regulations and standards. Failure to comply could result in restrictions in operations, damages, fines, increased tax, increased cost of compliance, interest charges, reputational damage or other sanctions. These matters are inherently difficult to quantify.

In cases where the Group has an obligation as a result of a past event existing at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation and the amount of the obligation can be reliably estimated, a provision will be recognised based on best estimates and management judgment. There are, however, contingent liabilities in respect of litigation, taxes in some countries and guarantees for which no provisions have been made. While the amounts that may be payable or receivable could be material to the results or cash flows of the Group in the period in which they are recognised, the Board does not expect these amounts to have a material effect on the Group’s financial condition.

Taxes
The Group has exposures in respect of the payment or recovery of a number of taxes. The Group is and has been subject to a number of tax audits covering, among others, excise tax, value-added taxes, sales taxes, corporate taxes, overseas withholding taxes and payroll taxes. The estimated costs of known tax obligations have been provided in these accounts in accordance with the Group’s accounting policies. In some countries, tax law requires that full or part payment of disputed tax assessments be made pending resolution of the dispute. To the extent that such payments exceed the estimated obligation, they would not be recognised as an expense.

There are disputes that are in or may proceed to litigation in a number of countries including Brazil and Netherlands.

In Bangladesh, on 25 July 2018, the Appellate Division of the Supreme Court of Bangladesh reversed the decision of the High Court against BAT Bangladesh in respect of the retrospective demands for VAT and Supplementary Duty amounting to approximately £154 million. On 3 February 2020, the certified Court Order was received. The Government filed a Review Petition on 25 March 2020 in the Appellate Division of the Supreme Court of Bangladesh against the judgment. The matter is yet to be taken up for hearing.

British American Tobacco Egypt LLC is subject to two ongoing civil cases concerning the imposition of sales tax on low-price category brands brought by the Egyptian tax authority for £122 million. Management believes that the tax claims are unfounded and has appealed the tax claims. These cases are under review by the Council of State. During hearings in August 2020, the courts decided, in both cases, to transfer the files to court appointed experts but these sessions have not yet been scheduled. Progress on the cases, and further hearings, have been delayed due to COVID-19.

The Group is also appealing the ruling in respect of sales taxes and penalties in South Korea.

Notes to the Financial Statements

Contingent liabilities and financial commitments cont…

Group litigation
Group companies, as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of the cases, the amounts of compensatory and punitive damages sought are significant. While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts, and a vigorous defence is being made everywhere. If an adverse judgment is entered against any of the Group’s companies in any case, avenues of appeal will be pursued as necessary. Such appeals could require the appellants to post appeal bonds or substitute security in amounts that could in some cases equal or exceed the amount of the judgment. At least in the aggregate, and despite the quality of defences available to the Group, it is not impossible that the Group’s results of operations or cash flows in a particular period could be materially affected by this and by the final outcome of any particular litigation.

Canada
In Canada, following the implementation of legislation enabling provincial governments to recover healthcare costs directly from tobacco manufacturers, ten actions for recovery of healthcare costs arising from the treatment of smoking and health-related diseases were commenced in ten provinces. Damages sought have not yet been quantified by all ten provinces; however, in respect of five provinces, the damages quantified in each of the provinces range between CAD$10 billion (approximately £5.7 billion) and CAD$118 billion (approximately £67 billion), and the province of Ontario delivered an expert report quantifying its damages in the range of CAD$280 billion (approximately £161 billion) and CAD$630 billion (approximately £362 billion) in 2016/2017 dollars. Ontario has amended its Statement of Claim to claim damages of CAD$330 billion (approximately £190 billion). On 31 January 2019, the Province delivered a further expert report claiming an additional CAD $9.4-10.9 billion in damages (approximately £5.4 billion - £6.3 billion) in respect of environmental tobacco smoke. No trial date has been set. In respect of New Brunswick, on 7 March 2019, the New Brunswick Court of Queen’s Bench released a decision requiring the Province to produce a substantial amount of additional documentation and data to the defendants. As a result, the original trial date of 4 November 2019 has been delayed.

In addition to the actions commenced by the provincial governments, there are numerous class actions outstanding against Group companies. As set out below, all of these actions are currently subject to stays of proceedings. On 1 March 2019, the Quebec Court of Appeal handed down a judgment which largely upheld and endorsed the lower court’s previous decision in the two Quebec class actions. ITCAN’s share of the judgment is a maximum of CAD$ 9.2 billion. As a result of this judgment, the attempts by the Quebec plaintiffs to obtain payment out of the CAD$758 million on deposit with the court, the fact that JTI-MacDonald Corp (a co-defendant in the cases) filed for protection under the CCAA on 8 March 2019 and obtained a court ordered stay of all tobacco litigation in Canada as against all defendants (including the RJR Group Companies) until 4 April 2019, and the need for a process to resolve all of the outstanding litigation across the country, on 12 March 2019, ITCAN filed for protection under the CCAA. In its application ITCAN asked the Ontario Superior Court to stay all pending or contemplated litigation against ITCAN, certain of its subsidiaries and all other Group companies that were defendants in the Canadian tobacco litigation (the “Stays”). The Stays are currently in place until 31 March 2021. While the Stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to ITCAN, certain of its subsidiaries or any other Group company.

US - Engle
As at 31 December 2020, the Group’s subsidiaries, R. J. Reynolds Tobacco Company, Lorillard Tobacco Company and Brown & Williamson Holdings, Inc., had collectively been served in 1,400 pending Engle progeny cases filed on behalf of approximately 1,725 individual plaintiffs. Many of these are in active discovery or nearing trial. In 2020, RJRT or Lorillard Tobacco paid judgments in 8 Engle progeny cases. Those payments totalled US$74 million (approximately £54 million) in compensatory or punitive damages. Additional costs were paid in respect of attorneys' fees and statutory interest. In addition, from 1 January 2018 to 31 December 2020, outstanding jury verdicts in favour of the Engle progeny plaintiffs had been entered against RJRT or Lorillard Tobacco Company for US$108 million (approximately £79 million) in compensatory damages (as adjusted) and US$225 million (approximately £164 million) in punitive damages. A significant majority of these verdicts are in various stages in the appellate process and have been bonded as required by Florida law under the US$200 million (approximately £146 million) bond cap passed by the Florida legislature in 2009. Although the Group cannot currently predict when or how much it may be required to bond and pay, the Group’s subsidiaries will likely be required to bond and pay additional judgments as the litigation proceeds.

Notes to the Financial Statements

Contingent liabilities and financial commitments cont…

Fox River
In January 2017, NCR and Appvion entered into a Consent Decree with the US Government to resolve how the remaining clean-up will be funded and to resolve further outstanding claims between them. The Consent Decree was approved by the District Court of Wisconsin in August 2017.  The US Government enforcement action against NCR was terminated as a result of that order and contribution claims from the Potentially Responsible Parties (“PRPs”) against NCR were dismissed. On 4 January 2019, the US Government, P. H. Glatfelter and Georgia-Pacific (the remaining Fox River PRPs) sought approval for a separate Consent Decree settling the allocation of costs on the Fox River. This Consent Decree was approved by the District Court in the Eastern District of Wisconsin on 14 March 2019, and concludes all existing litigation on the Fox River clean-up. Considering these developments, the provision has been reviewed. No adjustment has been proposed, other than as related to the payments above, with the provision standing at £70 million at 31 December 2020.

In July 2016, the High Court ruled in favour of a Group subsidiary, BTI 2014 LLC (“BTI”),  stating that a dividend of €135 million (approximately £121 million) paid by Windward to Sequana in May 2009 was a transaction made with the intention of putting assets beyond the reach of BTI and of negatively impacting its interests. On 10 February 2017, further to a hearing in January 2017 to determine the relief due, the Court found in BTI’s favour, ordering that Sequana must pay an amount up to the full value of the dividend plus interest which equates to around US$185 million (approximately £135 million), related to past and future clean-up costs. The Court granted all parties leave to appeal and Sequana a stay in respect of the above payments. The appeal was heard in June 2018. Judgment was given on 6 February 2019 and the Court of Appeal upheld the High Court’s findings against Sequana. The Court of Appeal refused applications made by both parties for a further appeal to the U.K. Supreme Court. Both parties applied directly to the U.K. Supreme Court for permission to appeal in March 2019. On 31 July 2019, BTI was granted permission to appeal to the Supreme Court. On the same day, the Supreme Court refused Sequana permission to appeal. The hearing of BTI’s appeal was listed to take place on 25 and 26 March 2020 but was adjourned because of the COVID-19 pandemic. The hearing is now listed to take place on 4 and 5 May 2021. In February 2017, Sequana entered into a process in France seeking court protection (the “Sauvegarde”), exiting the Sauvegarde in June 2017. No payments have been received.

Investigations
The Group has been investigating, and is aware of governmental authorities’ investigations into, allegations of misconduct. The Group is cooperating with the authorities’ investigations, including the DOJ and OFAC in the United States, which are conducting an investigation into suspicions of breach of sanctions.

In January 2021 the Group was informed that the investigation by UK’s Serious Fraud Office (SFO) into suspicions of corruption in the conduct of business by Group companies and associated persons had been closed. The SFO stated that it would continue to offer assistance to the ongoing investigations of other law enforcement partners.

The potential for fines, penalties or other consequences cannot currently be assessed. As the investigations are ongoing, it is not yet possible to identify the timescale in which these matters might be resolved.

Summary
Having regard to all these matters, with the exception of Fox River, Quebec and potentially certain litigation (including in the US related to historical MSA liabilities on brands previously sold to a third party and in respect of certain Engle progeny cases), the Group does not consider it appropriate to make any provision or charge in respect of any pending litigation. The Group does not believe that the ultimate outcome of this litigation will significantly impair the Group’s financial condition. If the facts and circumstances change, then there could be a material impact on the financial statements of the Group.

Full details of the litigation against Group companies and tax disputes as at 31 December 2020 will be included in the Annual Report and Form 20-F for the year ended 31 December 2020. Whilst there has been some movement on new and existing cases against Group companies, there have been, except as otherwise stated, no material developments in 2020 or to date in 2021 that would impact on the financial position of the Group.

Notes to the Financial Statements

FRANKED INVESTMENT INCOME GROUP LITIGATION ORDER
The Group is the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (“HMRC”) in the FII GLO. There are 23 corporate groups in the FII GLO. The case concerns the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK. The Supreme Court heard appeals in two separate trials during 2020. The judgment in the first hearing was handed down in November 2020 and concerned the time limit for bringing claims.  The matter has been remitted to the High Court to determine the time limit on the facts.  The judgment from the second hearing is expected in 2021. Full details will be provided in the 2020 Annual Report and Accounts and Form 20-F. The Supreme Court judgment in the CFC & Dividend Group Litigation Order, of which Prudential is the test case, was delivered on 25 July 2018. Applying the Prudential judgment reduces the value of the FII claim to approximately £0.6 billion, mainly as the result of the application of simple interest.

During 2015, HMRC paid to the Group a gross amount of £1.2 billion in two separate payments, less a deduction (withheld by HMRC) of £0.3 billion. The payments made by HMRC have been made without any admission of liability and are subject to refund were HMRC to succeed on appeal. Due to the uncertainty of the amounts and eventual outcome the Group has not recognised any impact in the Income Statement in the current or prior period in respect of the receipt (being net £0.9 billion) and is held as deferred income. Any future recognition as income will be treated as an adjusting item, due to the size of the order, with interest of £21 million in respect of 2020 (2019: £28 million) accruing on the balance, which was also treated as an adjusting item.

RETIREMENT BENEFIT SCHEMES
The Group’s subsidiary undertakings operate defined benefit and defined contribution schemes including post-retirement healthcare schemes. Benefits provided through defined contribution schemes are charged as an expense as payments fall due. The liabilities arising in respect of defined benefit schemes are determined in accordance with the advice of independent, professionally qualified actuaries, using the projected unit credit method. It is Group policy that all schemes are formally valued at least every three years.

The present value of total funded scheme liabilities as at 31 December 2020 was £12,223 million (2019: £11,726 million), while unfunded scheme liabilities amounted to £1,147 million (2019: £1,135 million). The fair value of scheme assets increased from £11,860 million in 2019 to £12,576 million in 2020. The overall net liability for all pension and healthcare schemes in Group subsidiaries amounted to £810 million at the end of 2020, compared to £1,029 million at the end of 2019.

The reduction in net liability may be largely attributed to improved asset returns driven by actuarial gains in the period which more than offset the impact of lower discount rates applied in the US (2020: 2.6%; 2019: 3.3%) and the UK (2020: 1.4%; 2019: 2.0%).

Other Information

DIVIDENDS
The Board has declared an interim dividend of 215.6p per ordinary share of 25p, for the year ended 31 December 2020, payable in four equal quarterly instalments of 53.9p per ordinary share in May 2021, August 2021, November 2021 and February 2022. This represents an increase of 2.5% on 2019 (2019: 210.4p per share), and a payout ratio, on 2020 adjusted diluted earnings per share, of 65.0%.

The quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register and to holders of American Depositary Shares (ADSs), each on the applicable record dates set out under the heading ‘Key Dates’ below.

General dividend information
Under IFRS, the dividend is recognised in the year that it is approved by shareholders or, if declared as an interim dividend by directors, in the period that it is paid.

The cash flow, prepared in accordance with IFRS, reflects the total cash paid in the period, amounting to £4,745 million (2019: £4,598 million).

	2020		2019
Dividends declared:	Pence per share	USD per ADS	Pence per share	USD per ADS
Quarterly payment 1 (paid May 2020)	52.60	0.6424030	50.75	0.6596990
Quarterly payment 2 (paid August 2020)	52.60	0.6889020	50.75	0.6155970
Quarterly payment 3 (paid November 2020)	52.60	0.6895860	50.75	0.6521370
Quarterly payment 4 (paid February 2021)	52.60	0.7178320	50.75	0.6571610
	210.4	2.738723	203.0	2.5845940
Holders of ADSs
For holders of ADSs listed on the New York Stock Exchange (NYSE), the record dates and payment dates are set out below. The equivalent quarterly dividends receivable by holders of ADSs in US dollars will be calculated based on the exchange rate on the applicable payment date. A fee of US$0.005 per ADS will be charged by Citibank, N.A. in its capacity as depositary bank for the BAT American Depositary Receipt (ADR) programme in respect of each quarterly dividend payment.

South Africa Branch Register
In accordance with the JSE Limited (JSE) Listing Requirements, the finalisation information relating to shareholders registered on the South Africa branch register (comprising the amount of the dividend in South African rand, the exchange rate and the associated conversion date) will be published on the dates stated below, together with South Africa dividends tax information.

The quarterly dividends are regarded as ‘foreign dividends’ for the purposes of the South Africa Dividends Tax. For the purposes of South Africa Dividends Tax reporting, the source of income for the payment of the quarterly dividends is the United Kingdom.

Other Information

Dividends cont…

Key dates
In compliance with the requirements of the London Stock Exchange (LSE), the NYSE and Strate, the electronic settlement and custody system used by the JSE, the following salient dates for the quarterly dividends payments are applicable.  All dates are 2021, unless otherwise stated.

Event	Payment No. 1	Payment No. 2	Payment No. 3	Payment No. 4
Preliminary announcement (includes declaration data required for JSE purposes)	17 February
Publication of finalisation information (JSE)	15 March	29 June	20 September	13 December
No removal requests permitted between the UK main register and the South Africa branch register	15 March– 26 March (inclusive)	29 June– 9 July (inclusive)	20 September– 1 October (inclusive)	13 December– 24 December (inclusive)
Last Day to Trade (LDT) cum dividend (JSE)	23 March	6 July	28 September	21 December
Shares commence trading ex-dividend (JSE)	24 March	7 July	29 September	22 December
No transfers permitted between the UK main register and the South Africa branch register	24 March– 26 March (inclusive)	7 July– 9 July (inclusive)	29 September – 1 October (inclusive)	22 December– 24 December (inclusive)
No shares may be dematerialised or rematerialised on the South Africa branch register	24 March– 26 March (inclusive)	7 July– 9 July (inclusive)	29 September– 1 October (inclusive)	22 December– 24 December (inclusive)
Shares commence trading ex-dividend (LSE and NYSE)	25 March	8 July	30 September	23 December
Record date (JSE, LSE and NYSE)	26 March	9 July	1 October	24 December
Last date for receipt of Dividend Reinvestment Plan (DRIP) elections (LSE)	20 April	29 July	21 October	19 January 2022
Payment date (LSE and JSE)	12 May	19 August	11 November	9 February 2022
ADS payment date (NYSE)	17 May	24 August	16 November	14 February 2022
  Note:

(1)	The dates set out above may be subject to any changes to public holidays arising and changes or revisions to the LSE, JSE and NYSE timetables. Any confirmed changes to the dates will be announced.

Other Information

NON-FINANCIAL KPIs
Volume
Volume is defined as the number of units sold. Units may vary between categories. This can be summarised for the principal metrics as follows:

-	Factory made cigarettes (FMC) – sticks, regardless of weight or dimensions;
-
Roll-Your-Own / Make-Your-Own – kilos, converted to a stick equivalent based upon 0.8 grams (per stick equivalent) for Roll-Your-Own and between 0.5 and 0.7 grams (per stick equivalent) for Make-Your-Own;

-
Traditional oral – pouches (being 1:1 conversion to stick equivalent) and kilos, converted to a stick equivalent based upon 2.8 grams (per stick equivalent) for Moist Snuff, 2.0 grams (per stick equivalent) for Dry Snuff and 7.1 grams (per stick equivalent) for other oral;

-	Modern Oral – pouches, being 1:1 conversion to stick equivalent;
-	Tobacco Heat sticks – sticks, being 1:1 conversion to stick equivalent; and
-	Vapour – pods and 10 millilitre bottles. There is no conversion to a stick equivalent.

Volume is recognised in line with IFRS 15 Revenue from Contracts with Customers, based upon transfer of control. It is assumed that there is no material difference, in line with the Group’s recognition of revenue, between the transfer of control and shipment date.

Volume is used by management and investors to assess the relative performance of the Group and its brands within categories, given volume is a principal determinant of revenue.

Volume share
Volume share is the number of units bought by consumers of a specific brand or combination of brands, as a proportion of the total units bought by consumers in the industry, category or other sub-categorisation. Sub-categories include, but are not limited to, the total nicotine category, modern oral, vapour, traditional oral, total oral or cigarette.

Where possible, the Group utilises data provided by third-party organisations, including AC Nielsen, based upon retail audit of sales to consumers. In certain markets, where such data is not available, other measures are employed which assess volume share based upon other movements within the supply chain, such as sales to retailers. This may depend on the provision of data to the industry by the customers including distributors / wholesalers.

Volume share is used by management to assess the relative performance to the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates. The Group’s management believes that this measure is useful to investors to understand the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates. This measure is also useful to understand the Group’s performance when seeking to grow scale within a market or category from which future financial returns can be realised. Volume share provides an indicator of the Group’s relative performance in unit terms versus competitors.

Volume share in each period compares the average volume share in the period with the average volume share in the prior year. This is a more robust measure of performance, removing short-term volatility that may arise at a point in time.

However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided as at the end of the period rather than the average in that period. In these instances, the Group states these at a specific date (for instance, December 2020).

Value share
Value share is the retail value of units bought by consumers of a particular brand or combination of brands, as a proportion of the total retail value of units bought by consumers in the industry, category or other sub-categorisation in discussion.

Other Information

Non-Financial KPIs cont….
Where possible, the Group utilises data provided by third-party organisations, including AC Nielsen, based upon retail audit of sales to consumers. In certain markets, where such data is not available, other measures are employed which assess value share based upon other movements within the supply chain, such as sales to retailers. This may depend on the provision of data to the industry by the customers (including distributors and wholesalers).

Value share is used by management to assess the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates, specifically indicating the Group’s ability to realise value relative to the market. The measure is particularly useful when the Group’s products and/or the relevant category in the market in which they are sold has developed or achieved scale from which value can be realised. The Group’s management believes that this measure is useful to investors to comprehend the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates, specifically indicating the Group’s ability to realise value relative to the market.

Value share in each period compares the average value share in the period with the average value share in the prior year. This is a more robust measure of performance, removing short-term volatility that may arise at a point of time.

However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided as at the end of the period rather than the average in that period. In these instances the Group states these at a specific date (for instance, December 2020).

Price mix
Price mix is a term used by management and investors to explain the movement in revenue between periods. Revenue is affected by the volume (how many units are sold) and the value (how much is each unit sold for). Price mix is used to explain the value component of the sales as the Group sells each unit for a value (price) but may also achieve a movement in revenue due to the relative proportions of higher value volume sold compared to lower value volume sold (mix).

This term is used to explain the Group’s relative performance between periods only. It is calculated as the difference between the movement in revenue (between periods) and volume (between periods). For instance, the growth in combustibles revenue (excluding translational foreign exchange movements) of 2.8% in 2020, with a decline in combustibles volume of 4.5% in 2020, leads to a price mix of 7.3% in 2020. No assumptions underlie this metric as it utilises the Group’s own data.

Non-combustible consumers
The number of consumers of Non-Combustible products is defined as the estimated number of Legal Age (minimum 18 years) consumers of the Group’s Non-Combustible products. In markets where regular consumer tracking is in place, this estimate is obtained from adult consumer tracking studies conducted by third parties (including Kantar).  In markets where regular consumer tracking is not in place, the number of consumers of Non-Combustible products is derived from volume sales of consumables and devices in such markets, using consumption patterns obtained from other similar markets with adult consumer tracking (utilising studies conducted by third parties including Kantar).

The number of Non-Combustible products consumers is used by management to assess the number of consumers using the Group’s New Categories products as the increase in Non-Combustible products is a key pillar of the Group’s ESG ambition and is integral to the sustainability of our business.

The Group’s management believes that this measure is useful to investors given the Group’s ESG ambition and alignment to the sustainability of the business with respect to the Non-Combustibles portfolio.

Other Information

NON-GAAP MEASURES
To supplement the presentation of the Group’s results of operations and financial condition in accordance with IFRS, the Group also presents several non-GAAP measures used by management to monitor the Group’s performance. The Group’s management regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments.

Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.

The principal non-GAAP measures which the Group uses are adjusted revenue, adjusted revenue from the strategic portfolio, adjusted revenue from New Categories, adjusted profit from operations, adjusted diluted earnings per share, operating cash flow conversion ratio, free cash flow (before dividends paid to shareholders) and free cash flow (after dividends paid to shareholders)  which are before the impact of adjusting items and are reconciled from revenue, profit from operations, diluted earnings per share, cash conversion ratio and net cash generated from operating activities. Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. These include significant items in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. The adjusting items are used to calculate the non-GAAP measures of adjusted revenue, adjusted profit from operations, adjusted operating margin, adjusted net finance costs, adjusted taxation, adjusted share of post-tax results of associates and joint ventures, underlying tax rate and adjusted diluted earnings per share. In addition to the operating cash flow conversion ratio and free cash flow (before dividends paid to shareholders), free cash flow (after dividends paid to shareholders), the Group also provides other non-GAAP measures of net debt, adjusted net debt and adjusted net debt to adjusted earnings before interest, tax, depreciation, amortisation and post-tax income from associates and joint-ventures (adjusted EBITDA),  which the Group uses to monitor its financial position. The Group also supplements its presentation of revenue in accordance with IFRS by presenting the non-GAAP component breakdowns of revenues by product category (including revenue generated from Vapour, Tobacco Heating Products, Modern Oral, New Categories as a whole, Combustibles and Traditional Oral), including by geographic segment (including revenue generated in the United States, Europe and North Africa, Americas and Sub-Saharan Africa and Asia-Pacific and Middle East). The Group’s Management Board believes these measures, which are used internally, are useful to the users of the financial statements in helping them understand the underlying business performance of individual Group product categories, including by geographic segments.

The Management Board, as the chief operating decision maker, reviews a number of our IFRS and non-GAAP measures for the Group and its product categories and geographic segments at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in profit from operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

The Group also supplements its presentation of cash flows in accordance with IFRS by presenting the non-GAAP measures of free cash flow (before dividends paid to shareholders), free cash flow (after dividends paid to shareholders) and operating cash flow conversion ratio. The Group’s Management Board believes these measures, which are used internally, are useful to the users of the financial statements in helping them understand the underlying business performance and can provide insights into the cash flow available to, among other things, reduce debt and pay dividends. Free cash flow (before dividends paid to shareholders), free cash flow (after dividends paid to shareholders) and operating cash flow conversion ratio have limitations as analytical tools. They are not presentations made in accordance with IFRS and should not be considered as an alternative to net cash generated from operating activities determined in accordance with IFRS. Free cash flow (before dividends paid to shareholders), free cash flow (after dividends paid to shareholders) and operating cash flow conversion ratio are not necessarily comparable to similarly titled measures used by other companies. As a result, readers should not consider these measures in isolation from, or as a substitute analysis for, the Group’s results of operations or cash flows as determined in accordance with IFRS.

Other Information

Non-GAAP measures cont…

The Group also presents net debt and adjusted net debt, non-GAAP measures, on page 1 and pages 15 to 17. The Group uses net debt and adjusted net debt to assess its financial capacity. The Management Board believes that these additional measures, which are used internally, are useful to the users of the financial statements in helping them to see how business financing has changed over the year. Net debt and adjusted net debt have limitations as analytical tools. They are not presentations made in accordance with IFRS and should not be considered as alternatives to borrowings or total liabilities determined in accordance with IFRS. Net debt and adjusted net debt are not necessarily comparable to similarly titled measures used by other companies. As a result, readers should not consider these measures in isolation from, or as a substitute analysis for, the Group’s measures of financial position as determined in accordance with IFRS.

Due to the secondary listing of the ordinary shares of British American Tobacco p.l.c. on the main board of the JSE Limited (JSE) in South Africa, the Group is required to present headline earnings per share and diluted headline earnings per share, as alternative measures of earnings per share, calculated in accordance with Circular 1/2019 ‘Headline Earnings’ issued by the South African Institute of Chartered Accountants.  These are shown on pages 38 and 39.

The Group also presents underlying tax rate, a non-GAAP measure, on page 15. The Group uses underlying tax rate to assess the tax rate applicable to the Group’s underlying operations, excluding the Group’s share of post-tax results of associates and joint ventures in BAT’s pre-tax results and adjusting items. The Management Board believes that this additional measure, which is used internally, is useful to the users of the financial statements because it excludes the contribution from the Group’s associates, recognised after tax but within the Group’s pre-tax profits, and adjusting items, thereby enhancing users’ understanding of underlying business performance. Underlying tax rate has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to the Group’s headline effective tax rate as determined in accordance with IFRS. Underlying tax rate is not necessarily comparable to similarly titled measures used by other companies. As a result, this measure should not be considered in isolation from, or as a substitute analysis for, the Group’s underlying tax rate as determined in accordance with IFRS.

Adjusted Revenue

Definition: Revenue before the impact of adjusting items.
Years ended 31 December	2020	2019
	£m	£m
Revenue	25,776	25,877
Less: Excise on goods bought-in on short-term arrangements	-	(50)
Adjusted revenue	25,776	25,827
Impact of translational foreign exchange	894	-
Adjusted revenue re-translated at constant exchange rates	26,670	25,827

Other Information

Non-GAAP measures cont…

Adjusted Revenue from the Strategic Portfolio
Definition: Revenue before the impact of adjusting items derived from the Strategic Portfolio. This measure enables users of the financial statements to better compare the Group’s business performance across periods and with reference to the Group’s investment activity.

Years ended 31 December	2020	Adj items	Impact of exchange	2020 adj at 2019 CC	2019	Adj items	2019 adjusted
	£m	£m	£m	£m	£m	£m	£m
Strategic Portfolio
Strategic Combustibles	16,992	-	559	17,551	16,515	-	16,515
Vapour	611	-	4	615	401	-	401
THP	634	-	2	636	728	-	728
Modern Oral	198	-	-	198	126	-	126
New Categories	1,443	-	6	1,449	1,255	-	1,255
Strategic Traditional Oral	1,100	-	6	1,106	1,023	-	1,023
Total Strategic Revenue	19,535	-	571	20,106	18,793	-	18,793

Non-Strategic Portfolio
Combustibles	5,760	-	283	6,043	6,486	(50)	6,436
Traditional Oral	60	-	(1)	59	58	-	58
Other	421	-	41	462	540	-	540
Total Non-Strategic Revenue	6,241	-	323	6,564	7,084	(50)	7,034

Total Revenue	25,776	-	894	26,670	25,877	(50)	25,827

Adjusted profit from operations and adjusted operating margin
Definition: Profit from operations before the impact of adjusting items (described on pages 33 to 35) and adjusted profit from operations as a percentage of adjusted revenue.
Years ended 31 December	2020	2019
	£m	£m
Profit from operations	9,962	9,016
Restructuring and integration costs	408	565
Amortisation and impairment of trademarks and similar intangibles	339	481
Impairment of goodwill (including Malaysia in 2020 and Indonesia in 2019)	209	194
(Credit)/charge in respect of an excise dispute in Russia	(40)	202
Charge in respect of Quebec Class Action	-	436
Charge in respect of MSA liabilities related to brands sold to a third-party	400	-
Other adjusting items (including Engle)	87	236
Adjusted profit from operations	11,365	11,130
Impact of translational foreign exchange on adjusted profit from operations	296
Adjusted profit from operations re-translated at constant exchange rates	11,661
Operating margin (Profit from operations as % of revenue)	38.6%	34.8%
Adjusted operating margin (Adjusted profit from operations as a % of adjusted revenue)	44.1%	43.1%

Other Information

Non-GAAP measures cont…

Adjusted net finance costs

Definition: Net finance costs before the impact of adjusting items (described on page 35).
Years ended 31 December	2020	2019
	£m	£m
Finance costs	(1,795)	(1,686)
Finance income	50	84
Net finance costs	(1,745)	(1,602)
Less: Adjusting items in net finance costs	153	80
Net adjusted finance costs	(1,592)	(1,522)
Comprising:
Interest payable	(1,654)	(1,718)
Interest and dividend income	50	84
Fair value changes – derivatives	217	(367)
Exchange differences	(205)	479
Net adjusted finance costs	(1,592)	(1,522)
Impact of translational foreign exchange	(20)
Net adjusted finance costs (at constant rates of exchange)	(1,612)

Adjusted taxation
Definition: Taxation before the impact of adjusting items (described on page 35)
Years ended 31 December	2020	2019
	£m	£m
UK
- current year tax	38	41
- adjustment in respect of prior periods	-	(33)
Overseas
- current year tax	2,369	2,074
- adjustment in respect of prior periods	18	(27)
Current tax	2,425	2,055
Deferred tax	(317)	8
Taxation on ordinary activities	2,108	2,063
Adjusting items	322	438
Net adjusted tax charge	2,430	2,501

Underlying tax rate

Definition: Tax rate incurred before the impact of adjusting items (described on page 35) and to adjust for the inclusion of the Group’s share of post-tax results of associates and joint ventures within the Group’s pre-tax results.
Years ended 31 December	2020	2019
	£m	£m
Profit before taxation (PBT)	8,672	7,912
Less: Share of post-tax results of associates and joint ventures	(455)	(498)
Adjusting items within profit from operations	1,403	2,114
Adjusting items within finance costs	153	80
Adjusted PBT, excluding associates and joint ventures	9,773	9,608
Impact of translational foreign exchange	276
Adjusted PBT, excluding associates and joint ventures (at constant rates)	10,049
Taxation on ordinary activities	(2,108)	(2,063)
Adjusting items within taxation and taxation on adjusting items	(322)	(438)
Adjusted taxation	(2,430)	(2,501)
Impact of translational foreign exchange on adjusted taxation	(63)
Adjusted taxation (at constant rates)	(2,493)
Underlying tax rate	24.9%	26.0%
Underlying tax rate (constant rates)	24.8%	26.0%
Effective tax rate	24.3%	26.1%

Other Information

Non-GAAP measures cont…

Adjusted diluted earnings per share, at constant rates of exchange
Definition: diluted earnings per share before the impact of adjusting items, presented in the prior year’s rate of exchange
Years ended 31 December	2020	2019
	pence	pence
Diluted earnings per share	278.9	249.0
Effect of restructuring and integration costs	14.9	20.3
Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	20.5	24.5
Effect of Quebec Class Action	-	13.6
Effect of Russia excise dispute	(1.1)	8.1
Effect of retrospective guidance on overseas withholding tax	(1.8)	-
Effect of other adjusting items	16.7	8.1
Effect of associates’ adjusting items	(0.6)	(1.1)
Effect of other adjusting items in net finance costs	5.1	3.5
Effect of adjusting items in respect of deferred taxation	(0.9)	(2.2)
Adjusted diluted earnings per share	331.7	323.8
Impact of translational foreign exchange	9.7
Adjusted diluted earnings per share, at constant exchange rates	341.4

Operating cash flow conversion ratio
Definition: net cash generated from operating activities before the impact of adjusting items and dividends from associates and excluding trading loans to third-parties, pension short fall funding, taxes paid and after net capital expenditure, as a proportion of adjusted profit from operations.

Years ended 31 December	2020	2019
	£m	£m
Net cash generated from operating activities	9,786	8,996
Cash related to adjusting items	732	564
Dividends from associates	(351)	(252)
Tax paid	2,132	2,204
Net capital expenditure	(605)	(774)
Trading loans to third parties	9	4
Other	1	-
Operating cash flow	11,704	10,742
Adjusted profit from operations	11,365	11,130
Operating cash flow conversion ratio	103%	97%
Cash conversion ratio	98%	100%
Cash conversion is net cash generated from operating activities as a proportion of profit from operations

Free cash flow (before and after dividends paid to shareholders)
Definition: net cash generated from operating activities before the impact of trading loans provided to a third-party and after dividends paid to non-controlling interests, net interest paid and net capital expenditure. This measure is presented before and after dividends paid to shareholders.

Years ended 31 December	2020	2019
	£m	£m
Net cash generated from operating activities	9,786	8,996
Dividends paid to non-controlling interests	(136)	(157)
Net interest paid	(1,759)	(1,550)
Net capital expenditure	(605)	(774)
Trading loans to third-parties	9	4
Free cash flow (before dividends paid to shareholders)	7,295	6,519
Dividends paid to shareholders	(4,745)	(4,598)
Free cash flow (after dividends paid to shareholders)	2,550	1,921

Other Information

Non-GAAP measures cont…

Ratio of adjusted net debt to adjusted EBITDA

Definition: net debt, excluding the impact of the revaluation of Reynolds American Inc. acquired debt arising as part of the purchase price allocation process, as a proportion of profit for the year (earnings) before net finance costs (interest), tax, depreciation, amortisation, impairment, associates and adjusting items.

Years ended 31 December	2020	2019
	£m	£m
Borrowings (excluding lease liabilities)	43,493	44,787
Lease liabilities	475	579
Total borrowings (including lease liabilities)	43,968	45,366
Derivatives in respect of net debt	(346)	(143)
Cash and cash equivalents	(3,139)	(2,526)
Current assets held at fair value	(242)	(123)
Total net debt	40,241	42,574
Purchase price adjustment (PPA) to Reynolds American Inc. debt	(790)	(848)
Adjusted net debt	39,451	41,726

Profit for the year	6,564	5,849
Taxation on ordinary activities	2,108	2,063
Net finance costs	1,745	1,602
Depreciation, amortisation and impairment costs	1,450	1,512
Share of post-tax results of associates and joint ventures	(455)	(498)
Other adjusting items (excluding depreciation, amortisation and impairment)	704	1,376
Adjusted EBITDA	12,116	11,904
Adjusted net debt to adjusted EBITDA	3.3x	3.5x
Translational foreign exchange impact to adjusted net debt	46
Adjusted net debt at constant rates	39,497
Translational foreign exchange impact to adjusted EBITDA	323
Adjusted EBITDA at constant rates	12,439
Adjusted net debt to adjusted EBITDA (at constant exchange rates)	3.2x

Other Information

ADDITIONAL INFORMATION
British American Tobacco is one of the world's leading consumer products businesses, with brands sold in more than 200 markets. We have strategic combustible and THP brands – Dunhill, Kent, Lucky Strike, Pall Mall, Rothmans, Neo, Newport, Camel (in the US) and Natural American Spirit (in the US) – and over 200 brands in our portfolio, including a growing portfolio of potentially reduced-risk products. We hold robust market positions in each of our regions and have leadership positions in more than 55 markets.

References in this document to information on websites, including the web address of BAT, have been included as inactive textual references only. These websites and the information contained therein or connected thereto are not intended to be incorporated into or to form part of this report.

ANNUAL REPORT and FORM 20-F
Statutory accounts
The financial information set out above does not constitute the Company’s statutory accounts for the years ended 31 December 2020 or 2019. Statutory accounts for 2019 have been delivered to the Registrar of Companies and those for 2020 will be delivered following the Company’s Annual General Meeting. The auditors’ report on the 2019 accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under s498(2) or (3) of the Companies Act 2006 or equivalent preceding legislation.

Publication
The Annual Report and Form 20-F will be published on bat.com on or around 9 March 2021. A printed copy will later be mailed to shareholders on the UK main register who have elected to receive it. At the same time, shareholders will be notified of the availability of the Annual Report and Form 20-F on the website and of the Performance Summary together with other ancillary documents in accordance with their elections. Specific local mailing and/or notification requirements will apply to shareholders on the South Africa branch register. In addition, the Company files its Annual Report on Form 20-F and other documents with the United States Securities and Exchange Commission (SEC). BAT’s filings are available to the public, together with the public filings of other issuers, at the SEC’s website, www.sec.gov.

The Group financial statements (including the notes to the financial statements and the report of the independent registered public accounting firm (for US purposes) for the year ended 31 December 2020), the consent of KPMG LLP and management’s report on internal control over financial reporting will be filed on a Form 6-K with the SEC on or around 17 February 2021 and will be available on the SEC's website at www.sec.gov. That Form 6-K will be submitted to the U.K. National Storage Mechanism thereafter and will be available for inspection at www.morningstar.co.uk/uk/NSM.

DISTRIBUTION OF PRELIMINARY STATEMENT
This announcement is released or otherwise made available or notified to the London Stock Exchange, the JSE Limited and the New York Stock Exchange and filed in accordance with applicable regulations.  It may be viewed and downloaded from our website www.bat.com.

Copies of the announcement may also be obtained during normal business hours from: (1) the Company’s registered office; (2) the Company’s representative office in South Africa; (3) British American Tobacco Publications; and (4) Citibank Shareholder Services.  Contact details are set out below.

This announcement was approved by the Board of Directors on 16 February 2021.

Other Information

OTHER PRODUCTS
The Group reports volumes as additional information. This is done, where appropriate, with cigarette sticks as the basis, with usage levels applied to other products to calculate the equivalent number of cigarette units.

The conversion rates that are applied:

Equivalent to one cigarette

Tobacco Heat sticks	1 heat stick
Cigars	1 cigar (regardless of size)
Oral
- Pouch	1 pouch
- Moist Snuff	2.8 gram
- Dry Snuff	2.0 gram
- Loose leaf, plug, twist	7.1 gram
Pipe tobacco	0.8 gram
Roll-your-own	0.8 gram
Make-your-own
-Expanded tobacco	0.5 grams
- Optimised tobacco	0.7 grams

Roll-your-own (RYO)
Loose tobacco designed for hand rolling, normally a finer cut with higher moisture, compared to cigarette tobacco.

Make-your-own (MYO)
MYO expanded tobacco; also known as volume tobacco.
Loose cigarette tobacco with enhanced filling properties – to allow higher yields of cigarettes/kg - designed for use with cigarette tubes and filled via a tobacco tubing machine.
MYO non-expanded tobacco; also known as optimised tobacco.
Loose cigarette tobacco designed for use with cigarette tubes and filled via a tobacco tubing machine.

SHAREHOLDER INFORMATION
FINANCIAL CALENDAR 2021*

Wednesday 28 April	Annual General Meeting at 11.30am

Details of the venue and business to be proposed at
the meeting will be set out in the Notice of AGM, which
will be made available to all shareholders and published
on www.bat.com.
The format for the 2021 AGM will be contingent on applicable UK Government health and safety restrictions in place at that time.

Friday 30 July	Half-Year Report

* Indicated dates are subject to change

Other Information

FORWARD LOOKING STATEMENTS
This announcement contains certain forward-looking statements, including "forward-looking" statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "should," "intend," "plan," "potential," "predict," "will," "expect," "estimate," "project," "positioned," "strategy," "outlook", "target" and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the British American Tobacco Group (the “Group”) operates, including the projected future financial and operating impacts of the COVID-19 pandemic.

In particular, these forward-looking statements include, among other statements, statements regarding the Group's future financial performance, planned product launches and future regulatory developments, as well as: (i) certain statements in the Chief Executive commentary (pages 1 to 2); (ii) certain statements in the Finance and Transformation Director’s Statement (page 2); (iii) certain statements in the Category Performance Review (pages 4 to 7); (iv) certain statements in the Regional Performance Review section (pages 8 to 13); (v) certain statements in the Other Financial Information section (pages 14 to 17); (vi) certain statements in the Managing Through COVID-19 section (pages 18 to 20); (vii) certain statements in the Other Information section (pages 21 to 25); (viii) certain statements in the Notes to the Interim Financial Statements section (pages 32 to 43), including the Liquidity and Contingent Liabilities and Financial Commitments sections; (ix) certain statements in the Other Information section (pages 44 to 55), including the Non-GAAP Measures sections and under the heading “Dividends”.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; the inability to develop, commercialise and deliver the Group’s New Categories strategy; the impact of market size reduction and consumer down-trading; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; translational and transactional foreign exchange rate exposure; changes or differences in domestic or international economic or political conditions; the ability to maintain credit ratings and to fund the business under the current capital structure; the impact of serious injury, illness or death in the workplace; adverse decisions by domestic or international regulatory bodies; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this announcement is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.

Additional information concerning these and other factors can be found in BAT's filings with the U.S. Securities and Exchange Commission ("SEC"), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov.

All financial statements and financial information provided by or with respect to the U.S. or Reynolds American Inc. (“Reynolds”) are initially prepared on the basis of U.S. GAAP and constitute the primary financial statements or financial records of the U.S. / Reynolds. This financial information is then converted to International Financial Reporting Standards as issued by the IASB and as adopted by the European Union (“IFRS”) for the purpose of consolidation within the results of the Group. To the extent any such financial information provided in this announcement relates to the U.S. or Reynolds it is provided as an explanation of, or supplement to, Reynolds’ primary U.S. GAAP based financial statements and information.

Our vapour product Vuse (including Alto, Solo, Ciro and Vibe), and certain products including Velo, Grizzly, Kodiak, Camel Snus and Granit, which are sold in the U.S., are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

CORPORATE INFORMATION

Premium listing
London Stock Exchange (Share Code: BATS; ISIN: GB0002875804)
Computershare Investor Services PLC
The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, UK
tel: 0800 408 0094; +44 370 889 3159
Share dealing tel: 0370 703 0084 (UK only)
Your account: www.computershare.com/uk/investor/bri
Share dealing: www.computershare.com/dealing/uk
Web-based enquiries: www.investorcentre.co.uk/contactus

Secondary listing
JSE (Share Code: BTI)
Shares are traded in electronic form only and transactions settled electronically through Strate.
Computershare Investor Services Proprietary Limited
Private Bag X9000, Saxonwold 2132, South Africa
tel: 0861 100 634; +27 11 870 8216
email enquiries: web.queries@computershare.co.za

Sponsor for the purpose of the JSE
UBS South Africa (Pty) Ltd

American Depositary Receipts (ADRs)
NYSE (Symbol: BTI; CUSIP Number: 110448107)
BAT’s shares are listed on the NYSE in the form of American Depositary Shares (ADSs) and these are evidenced by American Depositary Receipts (ADRs), each one of which represents one ordinary share of British American Tobacco p.l.c.  Citibank, N.A. is the depositary bank for the sponsored ADR programme.
Citibank Shareholder Services
PO Box 43077, Providence, Rhode Island 02940-3077, USA
tel: +1 888 985 2055 (toll-free) or +1 781 575 4555
email enquiries: citibank@shareholders-online.com
website: www.citi.com/dr

Publications
British American Tobacco Publications
Unit 80, London Industrial Park, Roding Road, London E6 6LS, UK
tel: +44 20 7511 7797 e-mail enquiries: bat@team365.co.uk or the Company’s Representative office in South Africa using the contact details shown below.

British American Tobacco p.l.c.
Registered office
Globe House, 4 Temple Place, London, WC2R 2PG, UK
tel: +44 20 7845 1000; facsimile: +44 20 7240 0555

British American Tobacco p.l.c. is a public limited company which is listed on the London Stock Exchange, New York Stock Exchange and the JSE Limited in South Africa. British American Tobacco p.l.c. is incorporated in England and Wales (No. 3407696) and domiciled in the UK.

British American Tobacco p.l.c.
Representative office in South Africa
Waterway House South
No 3 Dock Road, V&A Waterfront, Cape Town 8000
South Africa
PO Box 631, Cape Town 8000, South Africa
tel: +27 21 003 6712

GLOSSARY and DEFINITIONS

The following is a summary of the key terms used within this report:
Term	Definition
AMSSA	Americas (excluding US) and Sub-Saharan Africa. The key markets are: Argentina, Brazil, Canada, Chile, Colombia, Mexico, Nigeria, South Africa
APME	Asia Pacific and Middle East. The key markets are: Australia, Bangladesh, Gulf Cooperation Council, Indonesia, Iran, Iraq, Japan, Malaysia, New Zealand, Pakistan, South Korea, Taiwan, Vietnam
British American Tobacco, BAT, Group, we, us and our
When the reference denotes an opinion, this refers to British American Tobacco p.l.c. and when the reference denotes tobacco business activity this refers to British American Tobacco Group operating companies, either collectively or individually, as the case may be.

Cigarette
Factory made cigarettes (FMC) and includes products that have similar characteristics and are manufactured in the same manner, but due to specific features may not be recognised as cigarettes for regulatory, duty or similar reasons.

Combustibles	Cigarettes and OTP
Constant Currency / Constant rates
Presentation of results in the prior year’s exchange rate, removing the potentially distorting effect of translational foreign exchange on the Group’s results. The Group does not adjust for normal transactional gains or losses in profit from operations which are generated by exchange rate movements

Developed Markets	As defined by the World Economic Outlook as Advanced Economies and those within the European Union
Emerging Markets	Those markets not defined as Developed Markets
ENA
Europe and North Africa. The key markets are:
Algeria, Belgium, Czech Republic, Egypt, Denmark, France, Germany, Italy, Kazakhstan, Morocco, the Netherlands, Poland, Romania, Russia, Spain, Switzerland, Turkey, United Kingdom, Ukraine

Key markets
The key markets are:
Argentina, Brazil, Canada, Chile, Colombia, Mexico, Nigeria, South Africa, Australia, Bangladesh, Gulf Cooperation Council, Indonesia, Iran, Iraq, Japan, Malaysia, New Zealand, Pakistan, South Korea, Taiwan, Vietnam, Algeria, Belgium, Czech Republic, Egypt, Denmark, France, Germany, Italy, Kazakhstan, Morocco, the Netherlands, Poland, Romania, Russia, Spain, Switzerland, Turkey, United Kingdom, Ukraine and the United States.

Modern Oral	Includes EPOK, Lyft, Velo and other modern white snus
New Categories	Includes Vapour, THP and Modern Oral
Non-Combustibles	New Categories plus Traditional Oral
OTP	Other Tobacco Products, including make-your-own, roll-your-own, Pipe and Cigarillos
Project Quantum	Review of the Group’s operating model to drive increased agility and efficiency
Reduced risk
Based on the available science, products within “New Categories” and “Traditional Oral” have been shown to be reduced-risk; are likely to be reduced-risk; or may have the potential to be reduced-risk, in each case if switched to exclusively as compared to continuing to smoke cigarettes.

Strategic combustible and THP brands	Includes Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Newport, Natural American Spirit (US), Camel (US), glo and Neo
Strategic Portfolio
Comprised on strategic combustibles, strategic traditional oral and New Categories – and Includes Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Newport, Natural American Spirit (US), Camel (US), Vype, Vuse, glo, Neo, Ten Motives,  Velo, EPOK, Lyft, Granit, Mocca, Grizzly, Camel Snus, Kodiak

Top 5 / T5 vapour markets	Being the top 5 markets for industry vapour sales by revenue – US, Canada, UK, France and Germany. These markets represent an estimated 75% of Global industry vapour revenue (closed systems).
Top 6 / T6 modern oral markets
Being the top 6 markets for industry modern oral sales by revenue – US, Germany, Sweden, Norway, Denmark and Switzerland. These markets represent an estimated 90-95% of Global industry modern oral revenue.

Top 9 / T9 THP markets
Being the top 9 markets for industry THP sales by revenue – Japan, South Korea, Russia, Italy, Romania, Germany, Ukraine, Poland and Czech Republic. These markets represent an estimated 90-95% of Global industry THP revenue.

THP	Tobacco heating products (i.e., the devices, which include glo and our hybrid products) or Tobacco heated products (i.e., the consumables used by Tobacco heating product devices)
Traditional Oral	Moist Snuff (Granit, Mocca, Grizzly, Kodiak) and other traditional snus products (including Camel Snus and Lungrens)
US	United States of America (a key market)
Value share
Value share is the retail value of units bought by consumers of a particular brand or combination of brands, as a proportion of the total retail value of units bought by consumers in the industry, category or other sub-categorisation in discussion.

Volume share
Key market offtake volume share, as independently measured by retail audit agencies (including Nielsen and Marlin) and scanner sales to consumers, where possible or based on movements within the supply chain (such as sales to retailers) to generate an estimate of shipment share, based upon latest available data. The Group’s key markets represent over 80% of the Group’s cigarette volume.

Vapour	Rechargeable, battery-powered devices that heat liquid formulations – e-liquids – to create a vapour which is inhaled. Vapour products include Vype, Vuse, Chic, ViP and Ten Motives

Our vapour product Vuse (including Alto and Vibe), and oral products (including Grizzly, Camel Snus, Kodiak and Velo), which are only sold in the US, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

Additional Information on Revenue by Category by Region

Volume (unit)
For year ended 31 December	US		APME		AMSSA		ENA		Group
	2020	% change	2020	% change	2020	% change	2020	% change	2020	% change
New Categories
Vapour	174	+69.7%	6	+385%	31	+118%	133	+23.0%	344	+51.9%
THP	-	+0.0%	7.4	-6.5%	-	-	3.3	+203%	10.7	+18.9%
Modern Oral	162	+45.0%	86	N/M	19	+142%	1,667	+55.6%	1,934	+62.0%
Traditional Oral	7.5	-1.3%	0.0	+0.0%	0.0	+0.0%	0.9	+2.8%	8.4	-0.9%
Total Non-Combustibles
Cigarettes	73.1	+0.5%	197.5	-7.3%	146.7	-3.9%	220.3	-4.2%	637.6	-4.6%
OTP	0.2	+8.2%	2.1	+3.3%	1.8	-1.7%	16.1	-2.5%	20.2	-1.7%
Total Combustibles	73.3	+0.5%	199.6	-7.2%	148.5	-3.8%	236.4	-4.1%	657.8	-4.5%
Memo: Cigarettes and THP	73.1	+0.4%	204.9	-7.2%	146.7	-3.9%	223.6	-3.2%	648.3	-4.3%

Revenue- reported at current rates (£m)
For year ended 31 December	US		APME		AMSSA		ENA		Group
	2020	% change	2020	% change	2020	% change	2020	% change	2020	% change
New Categories	394	+81.9%	514	-24.0%	66	+51.3%	469	+46.7%	1,443	+14.9%
Vapour	383	+85.1%	15	+255.1%	65	+52.8%	148	+0.4%	611	+52.3%
THP	1	-0.0%	497	-26.0%	-	-	136	+143%	634	-12.9%
Modern Oral	10	+13.5%	2	N/M	1	-49.8%	185	+58.5%	198	+57.1%
Traditional Oral	1,126	+7.0%	-	+0.0%	-	+0.0%	34	+16.2%	1,160	+7.2%
Total Non-Combustibles	1,520	+19.8%	514	-24.0%	66	+51.3%	503	+44.1%	2,603	+11.3%
Total Combustibles	9,926	+9.3%	3,935	-10.3%	3,535	-11.4%	5,356	-3.4%	22,752	-1.1%
Other	27	+4.6%	88	-1.3%	171	-24.3%	135	-31.6%	421	-21.7%
Total	11,473	+10.6%	4,537	-11.9%	3,772	-11.5%	5,994	-1.6%	25,776	-0.4%
Of which:
Strategic	10,818	+11.4%	2,349	-12.9%	2,040	-2.9%	4,328	+1.1%	19,535	+4.0%
Non-strategic	655	-0.4%	2,188	-10.9%	1,732	-19.9%	1,666	-7.8%	6,241	-11.9%
	11,473	+10.6%	4,537	-11.9%	3,772	-11.5%	5,994	-1.6%	25,776	-0.4%

Revenue- adjusted at constant rates (£m)
For year ended 31 December	US		APME		AMSSA		ENA		Group
	2020	% change	2020	% change	2020	% change	2020	% change	2020	% change
New Categories	396	+82.9%	507	-25.0%	68	+57.1%	478	+49.6%	1,449	+15.4%
Vapour	385	+86.1%	15	+260%	68	+58.6%	147	+0.2%	615	+53.4%
THP	1	+0.5%	490	-27.1%	-	-	145	+159%	636	-12.7%
Modern Oral	10	+14.1%	2	N/M	0	-47.3%	186	+59.3%	198	+57.1%
Traditional Oral	1,131	+7.6%	-	+0.0%	-	+0.0%	34	+14.2%	1,165	+7.7%
Total Non-Combustibles	1,527	+20.4%	507	-25.0%	68	+57.1%	512	+46.6%	2,614	+11.9%
Total Combustibles	9,980	+9.9%	4,048	-7.7%	4,043	+1.3%	5,523	+0.5%	23,594	+2.8%
Other	29	+5.1%	89	-0.4%	210	-7.2%	134	-31.7%	462	-14.4%
Total	11,536	+11.2%	4,644	-9.9%	4,321	+1.4%	6,169	+2.1%	26,670	+3.3%
Of which:
Strategic	10,876	+12.0%	2,404	-10.8%	2,363	+12.5%	4,463	+4.2%	20,106	+7.0%
Non-strategic	660	+0.1%	2,240	-8.9%	1,958	-9.4%	1,706	-2.9%	6,564	-6.7%
	11,536	+11.2%	4,644	-9.9%	4,321	+1.4%	6,169	+2.1%	26,670	+3.3%

Note – n/m – not meaningful